EXHIBIT 99.1

TECHNICAL REPORT FOR OLSERUM REE DEPOSIT

TECHNICAL REPORT

FOR

OLSERUM REE DEPOSIT,

SOUTHERN SWEDEN

Prepared for

TASMAN METALS LIMITED
Suite 1305 – 1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7 Canada

By

Geoffrey Charles Reed
B AppSc, MAusIMM (cp)

Reed Leyton Consulting
PO BOX 6071
DURAL NSW 2158
AUSTRALIA

Report date: 2nd April 2013

Reed Leyton Consulting	Tasman Metals Ltd

TABLE OF CONTENTS
1.	SUMMARY	5
2.	INTRODUCTION	9
	Terms of Reference	9
	Swedish Nomenclature	9
	Disclaimer	10
3.	RELIANCE ON OTHER EXPERTS	11
4.	PROPERTY DESCRIPTION and LOCATION	12
	Property Ownership	12
	Swedish Mining Laws and Regulations	13
	Environmental Liability and Permitting	15
5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY	17
	General	17
	Climate	17
	Accessibility	17
	Local Resources and Infrastructure	18
	Physiography	21
6.	HISTORY	22
	Historical Deposit Ownership and Exploration	22
	Historical Mineral Resource Estimates	23
7.	GEOLOGICAL SETTING and MINERALISATION	24
	Regional Geology	24
	Local Geology	24
	Major Rock Types	27
	Mineralization	29
8.	DEPOSIT TYPES	34
10.	DRILLING	36
	Activity Prior to Tasman	36
	Tasman’s Activity	36
	Surface Sampling	41
	Drill Core Handling and Sample Preparation	41
12.	DATA VERIFICATION	51
	Density	59
14.	MINERAL RESOURCE ESTIMATES	62
	Resource Data	62
15.	MINERAL RESERVE ESTIMATES	79
16.	MINING METHODS	79
17.	RECOVERY METHODS	79
18.	PROJECT INFRASTRUCTURE	79
19.	MARKET STUDIES and CONTRACTS	79
20.	ENVIRONMENTAL STUDIES. PERMITTING and SOCIAL or COMMUNITY IMPACT	80
	Environmental Permitting Requirements	80
21.	CAPITAL and OPERATING COSTS	81
22.	ECONOMIC ANALYSIS	81
23.	ADJACENT PROPERTIES	81
24.	OTHER RELEVANT DATA and INFORMATION	81
25.	INTERPRETATION and CONCLUSIONS	81
26.	RECOMMENDATIONS	82
27.	REFERENCES	82
CERTIFICATE OF AUTHOR		83

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LIST OF FIGURES

Figure 1: Regional Location Plan of Tasman Metals Ltd’s Olserum REE Project, Sweden	13
Figure 2: The Olserum Project Area	18
Figure 3: Olserum Project Area Road Access	19
Figure 4: Olserum Project Area Rail Access	20
Figure 5: The Olserum Project Area - Port of Vastervik	20
Figure 6: Topography and Access of the Olserum Project Area	21
Figure 7: Simplified geological map of Västervik area	26
Figure 8: Preserved heavy mineral beds in Västervik Formation	26
Figure 9: Bi-directional ripple-laminated sandstone eroded by the overlying set	27
Figure 10: BSE images of sample OLR12002b.	30
Figure 11: Mineral chemistry of monazites from sample OLR12002b.	33
Figure 12: Drilling at the Olserum Project Area, SWEREF99 TM Grid	37
Figure 13: Drill rig at the Olserum Project, 2012	39
Figure 14: Olserum Project – Core orientation marks on 2012 Drill Core.	42
Figure 15: Olserum Project – Core logging facilty	43
Figure 16: Olserum Project – Density measurement equipment.	45
Figure 17: Olserum Project – Core cutting equipment.	46
Figure 18: Duplicate data for Ce, Dy and Y	49
Figure 19: Olserum Project – Drill hole Collar June 2012 (with the author).	51
Figure 20: Olserum Project – Drill hole Collar OLO0513, June 2012 .	52
Figure 21: Duplicate data for Ce, Dy and Y	56
Figure 22: Data from all 458 Bulk Density Determinations	60
Figure 23: Domain ‘RM’ Bulk Density Determinations	60
Figure 24:- Histogram of raw Sample Lengths for Olserum	65
Figure 25: Mineral Resource Cross Section. Olserum	67
Figure 26: Mineral Resource Cross Section. Olserum	69
Figure 27: Olserum Log Histogram for TREO (ppm)	71
Figure 28: Olserum Log Probabilty Plot for TREO (ppm)	71
Figure 29: Olserum Dip Plane Continuity Plot for TREO (ppm)	72
Figure 30: Olserum Variogram Plot for TREO (ppm)	72
Figure 31: Olserum Directional Variogram Plot for TREO (ppm)	73
Figure 32: Olserum grade and cumulative tonnage at various cut off grades	77

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LIST OF TABLES

Table 1: Indicated Resource Estimate for the Olserum Deposit.	7
Table 2: Inferred Resource Estimate for the Olserum Deposit.	7
Table 3: Indicated Resource Estimate Averages for all Rare Earth Oxides	7
Table 4: Inferred Resource Estimate Averages for all Rare Earth Oxides	7
Table 5: Claim Details	12
Table 6: Drilling History of the Olserum project	22
Table 7: Olserum REE Project Historical Resources at a TREO cut off of 0.3	23
Table 8: Olserum mineral assays on apatite performed by the EMP	31
Table 9: Olserum Project - Summary of 2004/2005 and 2012 drilling program.	37
Table 10: Olserum Drill Collar co-ordinates (SWEREF99 TM Grid)	38
Table 11: Samples Collected by Tasman geologists and the Author	41
Table 12: Samples Collected by Tasman geologists and the Author	43
Table 13: Elements & Ranges (ppm). Method ME-MS81	47
Table 14: Accuracy and Precision of Certified Values and Chemex Assays	48
Table 15: Check sample intervals by the author	54
Table 16: Drill core re-sampled for check analysis. matched with original assays	57
Table 17: Olserum Drilling Database Summary	62
Table 18: Olserum In Resource Drilling Summary	63
Table 19: Summary Statistics all drillholes	65
Table 20: Summary Statistics all Mineralised domains (RM)	65
Table 21: Olserum Mineralised Domains and Granite Domains	67
Table 22: Olserum Block Model Parameters	67
Table 23: Block Model Parameters for all Block Models	69
Table 24: Search Parameters for Olserum	70
Table 25: Estimation Parameters for Olserum	70
Table 26: Indicated Resource Estimate for the Olserum Deposit.	74
Table 27: Inferred Resource Estimate for the Olserum Deposit.	74
Table 28: Indicated Resource Estimate Averages for all Rare Earth Oxides	75
Table 29: Inferred Resource Estimate Averages for all Rare Earth Oxides.	73
Table 30: Olserum grade and cumulative tonnage at various cut off grades	76
Table 31: Olserum – Drillholes and intervals Used in Resource Calculation	77
Table 32: Olserum Follow Up Program	82

Reed Leyton Consulting	Tasman Metals Ltd

1.	SUMMARY

Reed Leyton Consulting (“ReedLeyton”) was requested by Tasman Metals Ltd. (“Tasman”) to provide a Technical Report that meets the requirements of Canadian National Instrument 43-101 (“NI 43-101”), for the Olserum rare earth element (REE) project, located in the vicinity of the village of Gamleby, southeastern Sweden. Olserum is an exploration project (“the Project”) for REE’s associated with a hydrothermally overprinted REE-bearing meta-sediment.

This report has been prepared in accordance with the guidelines provided in NI 43-101 technical report, Standards of Disclosure for Mineral Projects, dated December 23, 2005. The Qualified Person responsible for this report is Mr. Geoff Reed (“the Author”), Senior Consulting Geologist for Reed Leyton. Mr. Reed completed a site visit the week of June 10, 2012, to review existing geology, core logging and the project setting.

Tasman holds its mineral properties indirectly through its 100% owned subsidiary, Tasmet AB. Tasmet AB holds a 100% interest in six mineral claims that together form the Olserum Project.

The project area is located in the municipally of Västervik which lies within the county of Kalmar, southeast Sweden. It is located approximately 220 km southwest of the Swedish Capital Stockholm and 30 km northwest of the port town of Västervik.

The Olserum property has an undulating terrain at an average elevation of about 60m ASL. Pine and spruce dominates the vegetation with minor birch, alder and oak. Outcrops are abundant throughout the area and the property has a network of gravel roads connected to the main road together with an active railway which passes though the property.

Olserum has a temperate climate with warm pleasant summers and moderately cold winters. The winters are variable with snowfall depending on the particular year. Scandinavia, like the rest of north-western Europe, is influenced by the Gulf Stream which moderates the climate. Olserum receives 40 to 70 mm of precipitation per month.

Olserum is part of the Västervik formation which is a siliciclastic metasedimentary succession and was deposited in a delta environment between ~1.88 – 1.85 Ga at the southern Svecofennian continental margin. Following deposition, the Västervik formation was subsided and suffered high temperature / low pressure metamorphism when granites belonging to the Trans-Scandinavian Igneous Belt (TIB) intruded the sedimentary sequence. The Västervik Formation is a syncline with horizontal fold axis, up to 5 km thick and 50 km in length and trends northwest-southeast. Olserum lies as a window in the northwestern edge completely surrounded by TIB granites. Primary sedimentary structures have been documented in several places around the Västervik Formation together with observations of heavy mineral beds.

At Olserum, metamorphic grade has obliterated primary structures seen elsewhere around the Västervik Formation. The metasedimentary sequence in Olserum trends E-W, is approximately 600m by length and up to 100m wide. Its contacts towards the TIB granite are steep dipping towards north followed by thrusts faulting in the TIB at its northern contacts. The principal lithologies that comprise the Olserum metasedimentary sequence are predominantly biotite/amphibole bearing quartzite, quartzitic gneiss and gneiss being interpreted as former

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psammites, together with a biotite/magnetite bearing quartzite, being interpreted as former heavy mineral beds and now as placer deposits.

The REE mineralization at Olserum is mainly hosted by the minerals monazite and xenotime. Apatite occurs in abundance but is only a minor REE carrier. Metamorphic events accompanied by metasomatism have hydrothermally overprinted REE-bearing metasediment. Although apatite, monazite and xenotime likely existed as primary minerals, studies suggest that the phosphate minerals are of metamorphic origin, formed by hydrothermal processes. Monazite and xenotime occurs abundant as inclusions in apatite, biotite and minor amphibolites but also as medium grained and coarse grained subhedral to euhedral grains in patches, veins and breccias. It is interpreted that apatite has formerly been a major REE carrier but was leached during metamorphism and precipitated monazite and xenotime hosted as inclusions in apatite. The inclusions occur mainly in the core of the apatites which suggest that the inclusions in the rims has at some stage been leached out and precipitated within the rock.

Due to the metamorphic and hydrothermal overprint the rare earth bearing phosphates have been widely distributed throughout the metasedimentary package, resulting in low grade but large tonnage mineralization with high percentage of heavy rare earth elements (HREE). The heavy rare earth elements are mainly situated in xenotime. The highest REE grade is associated with magnetite bands and veins hosted in biotite and/or amphibole rich quartzites. The host rock itself is mineralized through inclusions of monazite and xenotime in biotite and through thin irregular magnetite veins. This leads to the identification of mainly one domain, the Metasedimentary (MSED) which itself is mineralized and host to the sub-units Biotite-Magnetite-Rare earth bearing unit (BMR) and Biotite-Magnetite-Rare Earth-Skarny unit (BMRS).

The following NI43-101 compliant Mineral Resource Estimate for Total Rare Earth Oxides (“TREO”), Total Heavy Rare Earth Oxides (“HREO”) and Total Light Rare Earth Oxides (“LREO”) is shown in table 1-2 at varying cutoff grades. ReedLeyton however recommends 0.2% TREO as the appropriate applied cutoff for comparative purposes.

This Mineral Resource estimate has been prepared in accordance with the CIM Definition Standards of June 2011(became law) or November 27 2010(published).  The classification of the resource at the appropriate levels of confidence are considered appropriate on the basis of drill hole spacing, sample interval, geological interpretation and all currently available assay data.

Mineral Resources were modeled by ReedLeyton Consulting applying six different total rare earth oxide (TREO) cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Table 1 and 2). At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO both with 34% of the TREO being the higher value HREO (heavy rare earth oxide).  Table 3 and Table 4 provide the grade averages for rare earth oxides at the various cut-offs.

The calculated tonnage figures are literal, whereas the accuracy of the technique suggests that the values should be rounded to better reflect the order of accuracy. Hence the author has rounded the mineralisation tonnage to the nearest ten thousand tonnes as shown on Table 1 and 2.

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Table 1: Indicated Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3	Y2O3	Ce2O3	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	0.029	0.180	0.270	794,791
0.6	1.7	0.78	32.9	0.026	0.161	0.241	1,208,894
0.5	3.0	0.68	33.3	0.023	0.142	0.213	1,695,737
0.4	4.5	0.60	33.9	0.021	0.128	0.194	2,076,567
0.3	6.3	0.53	34.4	0.019	0.115	0.176	2,381,878
0.2	7.7	0.48	34.5	0.017	0.104	0.166	2,505,535

Table 2: Inferred Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3	Y2O3	Ce2O3	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	0.029	0.167	0.270	794,791
0.6	1.6	0.77	32.5	0.026	0.155	0.241	1,208,894
0.5	2.5	0.69	33.6	0.024	0.145	0.213	1,695,737
0.4	3.3	0.63	33.7	0.022	0.132	0.194	2,076,567
0.3	4.2	0.57	33.9	0.020	0.121	0.176	2,381,878
0.2	4.7	0.54	33.9	0.019	0.113	0.166	2,505,535

Table 3: the Indicated Resource Estimate grade averages for all of the rare earth oxides at the various cut-offs. for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.125	0.281	0.034	0.131	0.029	0.001	0.029	0.005	0.029	0.006	0.017	0.002	0.015	0.002	0.180
0.6	0.109	0.244	0.030	0.115	0.026	0.001	0.026	0.004	0.026	0.005	0.015	0.002	0.014	0.002	0.161
0.5	0.094	0.212	0.026	0.100	0.023	0.001	0.023	0.004	0.023	0.005	0.014	0.002	0.012	0.002	0.142
0.4	0.083	0.186	0.023	0.088	0.020	0.001	0.021	0.004	0.021	0.004	0.012	0.002	0.011	0.002	0.128
0.3	0.072	0.163	0.020	0.077	0.018	0.000	0.018	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.115
0.2	0.065	0.147	0.018	0.070	0.016	0.000	0.017	0.003	0.017	0.004	0.010	0.001	0.009	0.001	0.104

Table 4: the Inferred Resource Estimategrade averages for all of the rare earth oxides at the various cut-offs. for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.118	0.270	0.033	0.129	0.030	0.001	0.029	0.005	0.029	0.006	0.016	0.002	0.014	0.002	0.167
0.6	0.105	0.241	0.030	0.115	0.027	0.001	0.026	0.005	0.026	0.005	0.015	0.002	0.013	0.002	0.155
0.5	0.093	0.213	0.026	0.102	0.024	0.001	0.024	0.004	0.024	0.005	0.014	0.002	0.012	0.002	0.145
0.4	0.084	0.194	0.024	0.093	0.022	0.001	0.022	0.004	0.022	0.005	0.013	0.002	0.011	0.002	0.132
0.3	0.077	0.176	0.022	0.084	0.020	0.000	0.020	0.003	0.020	0.004	0.012	0.002	0.010	0.001	0.121
0.2	0.072	0.166	0.020	0.079	0.018	0.000	0.019	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.113

Notes:

1	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

Reed Leyton Consulting	Tasman Metals Ltd

3
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample by Swedish consultants Minpro AB in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.  This un-optimized result is extremely encouraging and further metallurgical testing is now being scoped.

4
The mineral resource estimate was completed by Mr. Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consultants Pty Ltd, and is based on geological and geochemical data supplied by Tasman, audited by Mr. Reed.  Mr. Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.  A Technical Report with the estimate will be filed on SEDAR within 45 days.

5
The resource estimate has been classified as an Indicated and  Inferred Resource based on the distance-space between sample data within the current deposit outline. Variograms were obtained from the variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

6
The resource estimate is based on:
-  A database of 31 drill holes totalling 5,297m of diamond drilling completed by Tasman and the previous owner IGE  since 2004 where samples were composited on 1m lengths.  All Assays by Tasman and IGE were completed at ALS Chemex’s Vancouver Laboratory.
-  Specific gravity (SG) has an overall mean of 2.70 g/cc from 458 SG readings. The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate
-  Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).
-  Metallurgical test work at Olserum is in progress and no information was available at the time of this resource calculation.

The author confirmed with Directors of Tasman Metals Ltd that no material activity has taken place with regard to the projects since the author’s visit.  The author believes that the site visit is still current, and that there is no material change since then to the information in this report.

Reed Leyton Consulting	Tasman Metals Ltd

2.           INTRODUCTION

Terms of Reference

Reed Leyton Consulting (“ReedLeyton”) was requested by Tasman Metals Ltd. (“Tasman”) to provide a Technical Report that meets the requirements of Canadian National Instrument 43-101 (“NI 43-101”), for the Olserum Project (“the Project”) which lies in the vicinity of the village of Gamleby, southeastern Sweden. This report has been prepared in accordance with the guidelines provided in NI 43-101 technical report, Standards of Disclosure for Mineral Projects, dated December 23, 2005. The Qualified Person responsible for this report is Mr. Geoff Reed (“the Author”), Senior Consulting Geologist for ReedLeyton. Mr. Reed completed a site visit the week of June 10, 2012, accompanied by Mr. Glenn Patriksson, Tasman’s Senior Geologist to review existing geology, core logging and the project setting.

Tasman holds its mineral properties indirectly through its 100% owned subsidiary, Tasmet AB. Tasmet AB holds a 100% interest in six mineral claims that together form the Olserum Project.

This Technical Report includes a Mineral Resource estimate. The Project consists of an exploration property and it does not contain Mineral Reserves as defined by CIM standards.

The following terms of reference are used in the Technical Report:

•	Tasman refers to Tasman Metals Ltd.

•	ReedLeyton refers to Reed Leyton Consulting and its representatives.

•	Project refers to the Olserum deposit located near Gamleby, Sweden.

•	Yttrium and other rare earth element grades are described in terms of percentage (%), with tonnage stated in dry metric tonnes.

•
Resource and Reserve definitions are as set forth in the “Canadian Institute of Mining, Metallurgy and Petroleum, CIM Standards on Mineral Resource and Mineral Reserves – Definitions and Guidelines” adopted by CIM Counsel on December 11, 2005.

Swedish Nomenclature

Some Swedish names and abbreviations have been used in this report. The Swedish suffix “AB” is a contraction of “Aktiebolag” and means “company”.
Abbreviation	English	Swedish
ASL	Above Sea Level
CDN$	Canadian Dollars
HREO	Heavy Rare Earth Oxide
LREO	Light Rare Earth Oxide
NSG	Swedish Bureau of Mines
ppm	parts per million
REE	Rare Earth Elements
REO	Rare Earth Oxide
SBS	Swedish Inspectorate of mines	Bergsstaten
SEK	Swedish Krone
SGAB	Swedish Geology Company	Sveriges Geologiska AB
SGU	Geological Survey of Sweden	Sveriges Geologiska Undersökning
TREO	Total Rare Earth Oxide

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Monetary amounts referred to are in Canadian dollars (CAD) or Swedish Kronor (SEK)

Disclaimer

ReedLeyton Consulting and Tasman’ staff has reviewed final draft copies of this report for factual errors. Hence, the statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false or misleading at the date of this report.

This qualifying technical report includes "forward-looking statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding mineralization, grades and values, Mineral Resources estimates, and the possible future plans and objectives of Tasman are forward-looking statements that involve varying risks and uncertainties. There can be no assurance that any such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements can be identified by the use of words or variations of such words and phrases that refer to certain actions to be taken, anticipated, or forecast events or results that will occur or may be achieved.

Although the author has attempted to identify factors that could cause actual actions, events or results to differ materially from those suggested or described in forward-looking statements, there may be other factors that could cause unanticipated, unestimated or unintended actions, events or results. There can be no assurance or guarantee that any such forward-looking statements will prove to be accurate or even substantially correct, since actual results and future events could differ materially from those anticipated in such statements.

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3.           RELIANCE ON OTHER EXPERTS

This Technical Report is based on reports, plans and tabulations provided by Tasman either directly from the exploration offices, or from reports by other organisations whose work is the property of Tasman. The historical work outlined in this report is based on published sources and unpublished reports, maps and data provided by Tasman. The data has been reviewed by Tasman to ensure its quality and accuracy. ReedLeyton have exercised all due care in reviewing the documents provided and attempted to verify the quality and accuracy of the data. It is believed that the supplied information and assumptions are factual and correct and that the interpretations are reasonable and there is no reason to believe that any material facts have been withheld.

Mineral law information and claim documentation was provided by Tasman staff, and confirmed via the Mining Inspectorate of Sweden website (www.bergsstaten.se). ReedLeyton believes that this information is reliable for use in this report, without a need to further independently verify its accuracy. ReedLeyton has not conducted land status evaluations, and has relied upon Tasman’s statements regarding property status, legal title, and environmental compliance for the Project.

ReedLeyton has independently calculated Mineral Resources for the Olserum deposit by using both historical and Tasman’s drilling and assay data. Data used for this calculation was provided in a database formed by Tasman. Reference to original data sources showed this database to be both correct and complete.

This Technical Report was prepared for Tasman by ReedLeyton and is based on information prepared by other parties. ReedLeyton has relied on information provided as follows:

•	IGE, 2007. The Rare Earth Deposit Olserum Sweden. IGE Nordic internal report.

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4.           PROPERTY DESCRIPTION and LOCATION

Property Ownership

The Olserum Project consists of six claims, Olserum nr2, Överum nr1, Överum nr2, Överum nr3, Överum nr4 and Överum nr5, together covering of 6230.8 hectares.  Claim details are summarized in Table 5.

The Project is located approximately 30 km northwest of the port town of Västervik and is centered at coordinate 580 078E / 64 23 773N by the Swedish coordinate system (SWEREF 99 TM). The Swedish coordinate system corresponds to 58 degrees 56.9074’minutes North and 16 degrees 21.1715’minutes East by WGS 84 world coordinate system.

The Project is situated in the municipally of Västervik which lies within the county of Kalmar. The general location of the project is shown in Figure 1.

Table 5:  Claim Details
Olserum nr2	Granted:	March 9, 2006
	Valid to:	March 9, 2014
	Area:	1100.00 Ha
	Corner Points:	1	6 425 696 N	577 228 E
		2	6 425 720 N	579 124 E
		3	7 424 720 N	579 136 E
		4	6 424 786 N	584 634 E
		5	6 423 287 N	584 651 E
		6	6 423 215 N	578 654 E
		7	6 424 714 N	578 636 E
		8	6 424 697 N	577 137 E

Överum nr1	Granted:	December 15, 2011
	Valid to:	December 15, 2014
	Area:	1303.93
	Corner Points:	1	6 428 891 N	572 588 E
		2	6 426 338 N	576 467 E
		3	6 424 139 N	576 493 E
		4	6 426 263 N	571 045 E

Överum nr2	Granted:	December 15, 2011
	Valid to:	December 15, 2014
	Area:	1126.00Ha
	Corner Points:	1	6 426 338 N	576 467 E
		2	6 426 392 N	581 015 E
		3	6 426 416 N	583 014 E
		4	6 424 777 N	583 034 E
		5	6 424 731 N	579 146 E
		6	6 425 730 N	579 134 E
		7	6 425 706 N	577 115 E
		8	6 424 686 N	577 127 E
		9	6 424 704 N	578 626 E
		10	6 423 205 N	578 644 E
		11	6 422 885 N	578 648 E
		12	6 424 139 N	576 493 E

Överum nr3	Granted:	December 15, 2011
	Valid to:	December 15, 2014
	Area:	621.77 Ha
	Corner Points:	1	6 423 205 N	578 644 E
		2	6 423 277 N	584 662 E
		3	6 423 568 N	585 598E
		4	6 423 340 N	585 751 E
		5	6 422 898 N	583 886 E
		6	6 421 382 N	580 835 E
		7	6 422 885 N	578 648 E

Reed Leyton Consulting	Tasman Metals Ltd

Överum nr4	Granted:	December 15, 2011
	Valid to:	December 15, 2014
	Area:	936.15 Ha
	Corner Points:	1	6 431 298 N	581 607 E
		2	6 430 165 N	582 970 E
		3	6 426 416 N	583 015 E
		4	6 426 392 N	581 015 E
		5	6 427 606 N	581 301 E
		6	6 430 033 N	580 272 E

Överum nr5	Granted:	December 15, 2011
	Valid to:	December 15, 2014
	Area:	1175.69 Ha
	Corner Points:	1	6 430 165 N	582 970 E
		2	6 426 716 N	587 190 E
		3	6 426 126 N	586 317 E
		4	6 425 502 N	584 295 E
		5	6 424 792N	584 304 E
		6	6 424 777 N	583 034 E
		7	6 426 416 N	583 015 E

Figure 1: Regional Location Plan of Tasman Metals Ltd’s Olserum REE Project, Sweden

Swedish Mining Laws and Regulations

Swedish mining laws pertaining to mineral exploration changed profoundly in 1992 when the new Minerals Act of 1991 (effective July 1 1992) for the first time allowed foreign ownership of mineral title in Sweden. The right of the Swedish state to acquire 50 per cent of a mine was repealed a year later. Exploration permits and mining licences approved before July 1 1992 are governed by the Minerals Act of 1974 that does not permit foreign ownership of mineral title or surface rights.

Further amendments were enacted in 1998 that include the requirement that the results of subsequent exploration work had to be reported upon surrender of the claims. However, upon request, these submissions

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were subject to a confidentiality period of up to four years. As a result of these changes, there are little or no exploration data in the public domain on claims that were worked in the years 1992 to 1998.
Rules and regulations pertaining to mining exploration in Sweden are clearly outlined in the “Guide to Mineral Legislation and Regulations in Sweden” (2000) available from the offices or the website of the Geological Survey (www.sgu.se). The Mining Inspectorate of Sweden provides clear directives, available from the Inspectorate website (www.bergsstaten.se), for conducting exploration. Another useful link that summarizes these laws and guidelines is A Guide to Mineral Legislation and Regulations in Sweden:  (http://www.geonord.org/law/minlageng.html)

Tasman has, or will address all requirements before undertaking any exploration activities. Tasman has the rights to access the property, and no restrictions or limitations as defined for work on the projects are evident. Tasman has the obligation to outline a work program and gain permission from landholders prior to accessing the properties, and to provide compensation for any ground-disturbing work conducted.

Exploration permits are granted for specified areas that are judged by the Mining Inspectorate to be of suitable shape and size that they are capable of being explored in “an appropriate manner”. The current rules do not require annual minimum expenditures on claims, but a land fee is due upon first application for an exploration permit in the amount of SEK20/hectare, covering an initial period of three years. If a claim or part of a claim is abandoned within 11 or 23 months of its granting date SEK16 or SEK10, respectively (of the original SEK20 fee) per abandoned hectare become refundable.

It is possible to extend the time a claim is held to a total of 15 years after the date of the original granting, but the annual fees per hectare increase substantially: SEK21/year/hectare for years four to six, SEK50/year/hectare for years seven to ten, and SEK100/year/hectare for years eleven to fifteen. No further extension of mineral exploration permits is allowed after year 15. The high fees in the later years discourage excessive claim holdings deemed to be of little value by the holder. An exploitation concession (mining permit) can be applied for at any time while a claim is in good standing, and may be granted for a period of up to 25 years.

An exploration permit (undersökningstillstånd) gives access to the land and an exclusive right to explore within the permit area. It does not entitle the holder to undertake exploration work in contravention of any environmental regulations that apply to the area. Applications for exemptions are normally made to the County Administrative Board.

An exploration permit is granted for a specific area where a successful discovery is likely to be made. It should be of a suitable shape and size and no larger than may be expected to be explored by the permit holder in an appropriate manner. Normally, permits for areas larger than a total of 100 hectares are not granted to private individuals. A permit is to be granted if there is reason to assume that exploration in the area may lead to the discovery of a concession mineral.

Compensation must be paid by the permit holder for damage or encroachment caused by exploration work.

When an exploration permit expires without an exploitation concession being granted, the results of the exploration work undertaken must be reported to the Mining Inspector.  Exploration permits are applied for in paper to the mining inspector, using a map and list of coordinates that define the boundaries of the area in question; the metal being sought must also be stated.

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An exploitation concession (bearbetningskoncession) gives the holder the right to exploit a proven, extractable mineral deposit for a period of 25 years, which may be prolonged. Permits and concessions under the Minerals Act may be transferred with the permission of the Mining Inspector.

An exploitation concession relates to a distinct area, designated on the basis of the location and extent of a proven mineral deposit, and is normally valid for 25 years. A concession may be granted when a mineral deposit is discovered which is probably technically and economically recoverable during the period of the concession, and if the nature and position of the deposit does not make it inappropriate to grant a concession. Special provisions apply to concessions relating to oil and gaseous hydrocarbons.
Under the provisions of the Environmental Code, an application for an exploitation concession is to be accompanied by an environmental impact assessment. Applications are considered in consultation with the County Administrative Board, taking into account whether the site is acceptable from an environmental point of view.

Under the rules of the Environmental Code, a special environmental impact assessment for the mining operation must always be submitted to the Environmental Court, which examines the impact of the operation on the environment in a broad sense. The Court also stipulates the conditions which the operation is to meet.

Land needed for exploitation is normally acquired by the mining company through contracts of sale or leases. If there is a contract of sale, a property registration procedure must generally be undertaken through the Land Survey authority in order for registration of title to be granted.

Before any land, inside or outside the concession area, may be used. It has to be designated by the Mining Inspector (markanvisning). This procedure usually regulates the compensation etc. to be paid to affected landowners, normally on the basis of an agreement between the company and the landowners, together with any other parties whose rights may be affected.

Mining companies (limited companies) pay corporations tax at a rate of 22% under the same rules as every other company. Accordingly, there are no special taxation rules for such companies. A royalty is paid on the value of minerals produced at a rate of 0.2%, which is shared between the landholder and the State each receiving 0.15% and 0.05% respectively.

The application fee for an exploration permit is SEK500 for each area of 2,000 hectares or part thereof. The exploration fee varies for different concession minerals and for different periods of validity. The application fee for an exploitation concession is SEK 6,000 per area.

Environmental Liability and Permitting

There are no known outstanding environmental liabilities on any of the licenses and, as required by Swedish law, all landowners identified by Tasman have been informed by the Swedish Inspectorate of Mines (Bergsstaten) that an exploration license has been applied for in accordance with Chapters 1.1 and 2 of the Mineral Act.

No environmental or planning permitting is required for geological mapping, rock chip sampling or soil sampling.  Permits are required by district authorities for systematic till sampling, trenching and drilling programs.  Such permits have been granted as required.

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A nominal environmental bond is held by the Bergsstaten in the name of Tasmet AB against future disturbance that is not rectified.

ReedLeyton consideration of the environmental and permitting aspects of the Olserum Project is based on discussions with representatives of Tasman, reports provided by Tasman and observations made during the site visit.

The Olserum asset is an early stage exploration project whose surface only has been disturbed by exploration drilling and may not attract severe environmental penalties.  The Project is located in forestry and farming area 3 hours’ drive south of Stockholm and 30 kilometres from the port town of Västervik.

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5.           ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

General

The Olserum property has an undulating terrain at an average elevation of about 60m ASL. Vegetation is dominated by pine and spruce with only minor deciduous trees like birch, alder and oak. Modest amounts of shrubby undergrowth occur. Outcrop is abundant throughout the area.

Olserum has a temperate climate with warm pleasant summers and moderately cold winters. Winters are variable in southern Sweden with snowfall depending on the particular year. Scandinavia, like the rest of north-western Europe, is influenced by the Gulf Stream which moderates the climate; the winter climate at this latitude would roughly be equivalent that in North America at about 5 to 10 degrees latitude further south. Except during periods of extreme winter conditions, the author is of the opinion that work could be carried out on this property on a year-round basis. Olserum receives on an average between 40-70 mm of precipitation per month.

The property is accessible by road from Stockholm on highway E22 approximately 250km south to the town of Gamleby, which lies in the archipelago of the Baltic east coast. 10km north of Gamleby a gravel road accesses Olserum from the main road to the centre of the property, a total distance of about 12 km. An active railway passes through the property and transports goods to the port in the town of Västervik which lies 30km to the southeast of Olserum.

Olserum is very close to infrastructure, services, electricity, supplies and a skilled and educated labour force. The city of Västervik lies about 30 km southeast of Olserum and has a population in excess of 20,000. The city is also the seat of Västervik municipality (kommun) hosting a population of 36,000 and is part of the larger Kalmar County (Län) which contains a population in excess of 230,000. The city is accessible by highway, rail or boat.

Northwest of Olserum, about 65 km along main road 35, lays the city of Linköping, boasting a population around 100,000. This city dates back 700 years and is known for its university and high tech industries, including the SAAB aircraft plant.

Climate

The climate is comparatively temperate, considering that Sweden is located at such a northern latitude. The climate is typical of Fennoscandia with cool summers and cold winters.The principal moderating influences are the Gulf Stream and the prevailing westerly winds, which blow in from the relatively warm Atlantic Ocean. In winter these influences are offset by cold air masses that sweep in from the east.

Accessibility

Field work in the area involving geochemical sampling and geological mapping is restricted to the Swedish summer (May to November), while drilling and geophysical surveying may be performed year round.  Road access to all projects is via all-weather bitumen roads to the more major town centres, and then via secondary gravelled roads and forestry access tracks.

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Local Resources and Infrastructure

The principal land use in the area is forestry. All social and industrial needs and services such as accommodation, provisions, supplies, communications etc. are readily and commercially available.  They are of high standard, typical of the modern industrial democracy that is Sweden.  The national power grid extends throughout the region; branch lines provide electricity to even the most remote hamlets.  Water resources are plentiful. See Figures 2-5

Figure 2: The Olserum Project Area is very close to water

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Figure 3: Olserum Project Area road access

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Figure 4: Olserum Project Area  is close to Rail

Figure 5: The Olserum Project Area is close to the Port of Vastervik

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Physiography

The landscape was sculpted by extensive glaciers to form shallow lakes and extensive boggy lowlands during the most recent ice age, spanning a period between three and ten thousand years ago.  Broad valleys were scoured out in the direction of glacial transport flanking low-lying hills underlain by resistant rocks. The landscape of Sweden is dominated by low rolling hills (70 percent) and flat lowlands (30 percent) comprised of bogs and lakes. Hills are mostly covered by glacial moraine and sands and forested, primarily with birch and pine.

Figure 6: Topography and Access of the Olserum Project Area

Tasman Metals Ltd
OLSERUM
Exploration permits
2013-04-09
Author: TGP
Office
Drawing
Olserum Site
Överum nr 1
Överum nr 2
Överum nr 3
Överum nr 4
Överum nr 5
Olserum nr 2
Överum
Edsbruk
Västra Ed
Storsjön
Dalhem
Rummen
Sandsjön
E22
35
572 500
577 500
582 500
587 500
6 432 500
6 427 500
6 422 500
N

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6.           HISTORY

The Olserum property is a recent discovery by Swedish standards, first identified in the 50’s during a regional exploration program. Several companies conducted exploration parallel to each other. However, it was not until the company ‘Stora Kopparberg AB’ investigated uranium in association with iron ore that Olserum was discovered. A number of uranium mineralized areas were discovered but none of economic importance.

Historical Deposit Ownership and Exploration

In the 70’s, the Swedish Geological Survey (SGU) continued to explore the sedimentary package around Västervik for uranium.  The exploration included boulder hunting, radiometric and magnetic ground surveys, mapping and sampling. An attempt to classify the different types of uranium mineralisation was also completed. Uranium mineralisation was interpreted as mainly associated with magnetite bearing heavy mineral beds hosted in quartzitic gneisses. Apatite and monazite were identified together with anomalous values of yttrium, but was not investigated further for rare earths due to lack of demand at that time.

In 1990 SGU followed up earlier exploration with an attempt to identify and classify rare earth occurrences in Sweden. The previous exploration had only assayed for yttrium and not all REE’s, and in 1991 SGU followed up with site visits and sampling locations where anomalous yttrium assays or favorable REE geology was situated. Hence the rare earth mineralisation in Olserum was discovered in close association with the uranium and magnetite bearing heavy mineral beds.

In 2003 the Swedish exploration company IGE Nordic AB claimed Olserum and commenced a drilling program. By 2005 a total of 5130 meters in 31 drill holes had been completed at Olserum and adjacent areas.  An internal mineral resource was calculated by IGE Nordic AB based on 15 drill holes, gave an indicated mineral resource of 2.8 million tonnes @ 0.83% TREO.  This resource is historical in nature, is not compliant with NI43-101 standards and cannot be relied upon.  This resource is superseded by the resource as provided within this document in Chapter 14.

Additionally, IGE Nordic also completed a small scale test to prepare a mineral concentrate. This work was performed by Minpro in Stråssa, Sweden, who managed to produce a concentrate of weighing only 5% of the initial mass that contained 14% TREO at a recovery of 59%.

Table 6: Drilling History of the Olserum project

Hole Type	YEAR	Hole Number	Meters	Tenement
DD	2003-05	31	5130.03	Olserum

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Historical Mineral Resource Estimates

The Olserum deposit has an historical estimate of Mineral Resources or Mineral Reserves, which have previously been disclosed in accordance with paragraph 2.4(a) of the Instrument.

Table 7: Olserum REE Project Historical Resources at a TREO cut off of 0.3

Tenement	Classification**	Tonnes (Mt)	TREO (%)	LREO %	HREO %	Tonnes of Contained TREO
Olserum	Indicated	2.8	0.83	0.53	0.30	23,226
**           Foreign resource as provided for in Part 2 of the Companion Policy to NI 43-101

The Company chose to disclose historical estimates for Olserum Project under Part 2, 2.4 Disclosure of Historical estimates.  The estimates (Table 7) were performed by IGE Nordic AB. The estimate has not been classified according to the principles of JORC and NI43-101 by the Qualified Person.

Data used in calculating these Historic Mineral Resource Estimates is historical in nature and was compiled not to the NI 43-101 reporting standards. ReedLeyton has not completed sufficient exploration to verify the estimates.  ReedLeyton is not treating them as National Instrument defined resources or reserves verified by a Qualified Person, and the historical estimate should not be relied upon.

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7.           GEOLOGICAL SETTING and MINERALISATION

Regional Geology

The Olserum REE mineralization is located in southeast Sweden about 10 km NW of the small town of Gamleby which lies upon the Baltic coast. It was discovered during uranium exploration in the 1950’s and was investigated for its rare earth content in the 1990’s.

The Olserum area is part of the Västervik Formation which is a metasedimentary succession that formed in the southernmost edge of the Svecofennian domain.  The sequence was deposited between ~1.88-1.85 Ga, as recently determined by detrital zircon U-Pb analyses (Kleinhanns et al., 2012). The sediments have accumulated in tide dominated estuaries, river dominated deltas and in wave dominated shallow water environments within a back-arc basin as a response to a northward subduction zone (Sultan and Plink-Björklund, 2006).

Following deposition, the Västervik formation subsided and was intruded by granitoid melts between 1.85-1.8 Ga referred to as the Småland Granite belonging to the TransScandinavian Igneous Belt (TIB). The psammitic to pelitic sedimentary succession suffered high temperature / low pressure metamorphism which transformed the sequence to mica-bearing quartzites, gneisses and metapelites. However, primary sedimentary structures can still be observed in numerous places around the Västervik Formation. Within the sequence, intercalations of former black sand horizons rich in iron oxides occur in various abundance and thickness. The black sands are interpreted as alluvial deposits and being the dominant host to the rare earth mineralization. The Västervik Formation is at least 5 km thick and approximately 50 km in length. It is through a major compression event from the northeast-southwest formed as a syncline with a horizontal fold-axis trending northwest – southeast.

Local Geology

Olserum lies as a window in the north-western edge of the Västervik Formation completely surrounded by Småland granites. The surrounding granite is a red coloured, medium grained, generally massive to weakly foliated, mica deficient granite with minor disseminated magnetite. The granite has meter thick bands of conformable biotite rich gneisses and also abundant late irregular quartz veins. Some meter thick bands of REE bearing metasediment is locally tectonically intruded close to the contacts.

The Olserum metasediment trends generally E-W, is approximately 600m long and up to 100m wide. It has a total surface area of approximately 30 000 m2 (3 hectares). Amphibolite metamorphic grade has obliterated all primary sedimentary structures in Olserum which can be observed in several other places around the Västervik Formation. The contacts between the Olserum metasedimentary sequence and the Småland Granite are steep dipping towards north. Diamond drilling shows that the northern contact dips around 80 degrees towards north-northeast but also thrust faulting in the granite at its northern contact. The southern granite contact is more gradational but has been poorly investigated by drilling.

The dominant lithologies within the metasedimentary sequence are biotite/amphibole bearing quartzites, quartzitic gneiss and gneiss being interpreted as former psammites together with biotite/magnetite/apatite rich layers hosted in quartzite being interpreted as placer deposits. Extensive metasomatism accompanied metamorphic events leading to hydrothermal overprint and redistribution of the black sand horizons and the

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REE bearing phases. Therefore the REE bearing phosphate minerals are distributed throughout the metasedimentary package at Olserum, with high grade REE in the magnetite rich layers and low grade REE in the adjacent quartzites and gneisses.

The most abundant REE bearing minerals at Olserum are the phosphates monazite and xenotime. Apatite occurs in abundance but studies show that apatite only carries REE to a minor extent. All three phosphates are of metamorphic origin, formed by hydrothermal processes although a primary detrital origin is probable. Monazite and xenotime occur as inclusions in apatite and biotite and to a minor extent within amphiboles. It is suggested that apatite was a major carrier of REE but was leached during metamorphism, and monazite and xenotime was precipitated as inclusions in apatite. Due to the absence of monazite and xenotime in the rims of the apatite crystals, it is interpreted that any inclusions in the rims were leached out and precipitated elsewhere within the rock. Monazite and xenotime also occurs as medium grained to coarse grained subhedral to euhedral crystals in magnetite rich layers, veins and patches. The highest REE grades are associated with the magnetite rich bands and veins hosted in biotite/amphibole bearing quartzites. However, the host rock to the magnetite rich layers is REE bearing itself through fine grained inclusions of monazite and xenotime in biotite and amphiboles and through irregular magnetite veins and patches.

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Figure 7:  Simplified geological map of Västervik area

Figure 8:  Preserved heavy mineral beds in Västervik formation

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Figure 9:  Bi-directional ripple-laminated sandstone eroded by the overlying set

Major Rock Types

Granite (GRA)

The metasediment in Olserum is surrounded by younger granites that belong to the TransScandinavian Igneous Belt. It is a red, medium grained, massive to foliated rock. It has low biotite content and usually has weak magnetite dissemination. Quartz veins are abundant as are biotite and sillimanite rich layers. Occasionally granite is incorporated in the metasediment and at the northern contact overlapping of granite and metasediment is common together with occasional layers of high grade rare earth bearing units.

Gneiss (GNE)

Within the meta-sediment, particularly when close to the granite contact, the rock is more metamorphosed and has a more pronounced gneissic texture. The gneiss has often a clear granite component and is usually a red-grey gneissic rock. At the contacts, the granite and the gneiss often overlap, and there may be intruded magnetite layers rich in rare earth bearing minerals. This, together with mineralised filled fissures and veins due to remobilisation, makes the gneiss in part an anomalous rare earth enriched unit. It is not included within the Mineral Resource

Metasediment (MSED)

This domain is the predominant rock type that incorporates all other rock units that belong to the sedimentary sequence. MSED may carry REE bearing minerals, and is therefore included within the Mineral Resource.

All of the rock types that comprise the metasedimentary unit (excluding the magnetite bearing layers) are generally variations of different proportions of quartz, feldspar, mica and amphiboles. The MSED is separated from gneiss texturally, with a stronger foliation in gneiss, and visually from quartzites by the higher quartz content. The difference is often very gradational. However, geochemically the rock types are very similar to each other and can in many cases not be distinguished.

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The metasediment is generally a grey, medium grained foliated rock consisting predominantly of quartz with varying amounts of biotite and plagioclase. Accessory minerals are cordierite, sillimanite, chlorite, magnetite and amphibole. Drilling shows that metasediment carries much of the the REE’s, with monazite and xenotime common. The highest grades are associated with magnetite rich layers but mineralization also appears with magnetite rich veins, patches and as inclusions in biotite and amphiboles. It is often granitized towards the contacts where it becomes a gneiss.

Quartzite (QZT)

This is a quartz rich unit within the MSED domain. Plagioclase is low to absent, biotite can occur in abundance. Some amphiboles can also be present, but if together with magnetite it would be logged as the BMR unit described below. Although the QZT is sometimes difficult to distinguish from MSED, it is often found around the magnetite rich layers, being the host rock to BMR. The QZT rock type itself is regularly REE mineralized and thus part of the Mineral Resource.

Biotite, Magnetite and Rare Earth Element bearing rock (BMR)

The BMR unit represents the interpreted heavy mineral placer deposits. Due to the subsequent metamorphism, primary features do not exist and the layers have been recrystallized and remobilised. Its relatively ductile character has resulted in the BMR unit having an irregular distribution, and is seen as patches, veins, breccias and conformable layers within the metasedimentary unit.

The mineralogy of the unit is mainly composed of quartz, biotite, amphibole, cordierite, magnetite, apatite, monazite and xenotime. The unit is not consistent in grade or mineralogy and has therefore been subdivided into a magnetite poor unit (Biotite, Rare earth bearing rock, BR) and a amphibole skarny unit (Biotite, Magnetite, Skarny, REE bearing rock, BMSR).  BMSR can be followed most consistently through the area due to the characteristic amphiboles, and is often associated with high grade mineralization.

Apatite often occurs as medium grained to very coarse grained subhedral to euhedral crystals. Occasionally, medium grained to coarse grained subhedral/euhedral monazite and xenotime is seen although not in same abundance as apatite. Studies show that the apatite has a significant amount of fine grained inclusions of mainly monazite and xenotime. Apatite seems to be low in REE and the main carrier is monazite and xenotime. Monazite appears as single crystals, as inclusions and as fissure and inter-granular fillings. It has been shown that biotite, which occurs in abundance, can carry inclusions of monazite and possible xenotime in significant amounts. These inclusions also seem to exist in the amphiboles.

Gneiss Type 1 (GNE1)

This second type of gneiss occurs as gradational variation of from the above more quartzitic meta-sediment and the more granitic gneiss. It has a gneissic texture but is often more dull grey and blurry by the naked eye. This unit occurs at the granite contact zone also but is most common in the meta-sediment and adjacent to the above gneiss. As in both the meta-sediment and the gneiss above, patches, veins, fissures and layers of rare earth bearing minerals occurs in varying amounts throughout the unit, making GNE1 general higher in grade than above gneiss, although a large variation in grade exists. GNE1 is considered belonging to the MSED domain and therefore is included in the Mineral Resource when appropriate.

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Mineralization

A study of the Olserum mineralization was completed by Freiberg University during 2012. The study included petrographic description of 18 polished thin sections by transmitted light microscopy. Additionally, six samples were chosen for further petrographic analyses on a Mineral Liberation Analyzer (MLA) together with an Electron MicroProbe (EMP) for mineral analysis of the REE bearing phases. The results presented below are the results of samples taken in well mineralized intervals and thus may not represent the overall petrography and mineralization. It is though believed that the different styles of mineralization presented here exist in various amounts throughout the Mineral Resource.

The characteristics of the major minerals are described in the order of relative abundance. The minerals included are apatite, quartz, biotite, amphibole, monazite and xenotime. Furthermore, cordierite, magnetite and chlorite occur in minor amount.

Apatite

Apatite occurs as subhedral to euhedral prismatic crystals, up to several centimeters in size but also as fine grained inter-granular infillings. It is abundant in all samples and exists in all paragenetic and textural associations. The majority of apatite displays a significant amount of crystallographically oriented inclusions of monazite and xenotime. The inclusions are more abundant in the core of the crystals than along the edges. Figure 10 is sample OLR12002b and shows brecciated fabric with cm sized apatite and monazite crystals in a groundmass of biotite and quartz with minor chlorite and amphiboles. Figure 10 displays Back Scattered Electron (BSE) images showing abundant monazite and xenotime inclusions in apatite together with monazite / apatite and monazite / xenotime intergrowth. Table 8 is mineral assays on apatite performed by the EMP. The mineral chemistry shows that the apatite TREO grades are low, often around 0.5%.

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Figure 10: BSE images of sample OLR12002b.
Numbers display analyzed monazite spots. Prefix “A” displays analyzed apatite. (a) Part of an apatite crystal with numerous inclusions of monazite and xenotime. (b) Intergrowth of Monazite with apatite. (c) Subhedral xenotime intergrown with monazite.

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Table 8: Olserum mineral assays on apatite performed by the EMP

Sample	2b-A2	2b-A3	2b-A6	2b-A10	2b-A11	2b-A13	2b-A14	2b-A15	2b-A16	2b-A18
No	85	86	89	93	94	96	97	98	99	101
Na2O	0.08	0.05	0.07	0.05	0.10	0.08	0.09	0.06	0.04	0.04
Ce2O3	0.07	0.03	0.03	0.03	0.07	0.01	0.05	0.06	0.03	-
Cl	0.08	0.08	0.08	0.08	0.07	0.07	0.07	0.08	0.06	0.07
Gd2O3	0.09	0.20	0.17	0.14	0.06	0.18	0.15	0.17	0.09	0.11
BaO	-	-	0.02	-	0.02	-	-	0.02	-	-
MgO	0.02	0.02	0.03	0.02	0.04	0.02	0.05	0.03	0.02	0.02
La2O3	0.06	0.05	0.05	0.05	0.06	0.03	0.07	0.07	0.06	0.07
SO3	-	-	-	-	-	-	-	-	-	-
Sm2O3	0.03	0.06	-	-	0.01	-	0.07	0.06	0.07	0.05
MnO	0.10	0.10	0.12	0.11	0.10	0.10	0.09	0.09	0.10	0.08
Al2O3	-	-	-	-	-	-	0.03	-	-	-
CaO	54.3	54.2	54.0	54.8	54.7	54.8	53.6	54.0	55.0	54.2
P2O5	44.4	44.3	43.4	44.0	44.4	43.8	43.4	43.9	44.0	43.8
Nd2O3	0.17	0.09	0.16	0.12	0.15	0.08	0.14	0.17	0.08	0.12
FeO	0.17	0.19	0.23	0.18	0.23	0.18	0.37	0.17	0.18	0.23
SiO2	0.01	0.01	0.01	-	0.03	0.01	0.17	0.01	-	-
Y2O3	0.12	0.37	0.14	0.11	0.14	0.09	0.47	0.67	0.10	0.08
F	2.56	2.85	2.45	2.61	2.32	2.21	3.37	2.63	2.18	3.36
Total	102.25	102.57	100.89	102.22	102.50	101.74	102.15	102.14	101.94	102.27

Quartz

Quartz is an abundant mineral with a high textural diversity. It occurs as recrystallized blasts and agglomerates as well as fine grained groundmass and as intergranular infill. Quartz is often recrystallized and shows undulatory extinction. Quartz plays only a minor role in comparison to apatite and biotite with regard to monazite and xenotime inclusions.

Biotite

Biotite appears in small to several cm thick massive bands as well as disseminated crystals, intergranular infillings and nests. Biotite occurs in abundance and can carry considerable amounts of monazite and xenotime inclusions together with minor zircon.

Amphibole

Generally, amphiboles forms radial aggregates of subhedral to anhedral crystals. The composition suggests amphiboles from the gedrite series, often rich in iron. It occurs with textural diversity as massive, patches, intergranular infillings and as disseminations. Inclusions of monazite and xenotime can occur.

Reed Leyton Consulting	Tasman Metals Ltd

Monazite

There are generally two textural types recognized in thin section. One as cm sized subhedral crystals and the other as minute inclusions in apatite, biotite, cordierite and minor amphibole. In addition, it occurs as very fine grained vein fillings. Th and U content often produces radiation haloes. Figure 11 shows U and Th content based on 30 spot analyses in sample OLR12002b. From the diagram it can be seen that Th content range from 0.3 – 4 wt%. The U content is very low. The TREO / HREO diagram show high content of TREO in all analyzed spots. The HREO is around 2 wt% and suggest that the majority of the HREO in Olserum is situated in xenotime.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 11: Mineral chemistry of monazites from sample OLR12002b.

(a) ThO2-UO2 diagram displaying a narrow spread ThO2  content but almost no UO2. (b) SiO2-CaO diagram with low CaO contents but narrow spread SiO2 contents. (c) TREO-HREO diagram with low and similar HREO contents but high and similar TREO contents

Xenotime

Of the selected samples there are no fine grained fissure fillings observed. Otherwise xenotime show a similar behavior to that of monazite. Furthermore there are no radiation haloes present. Detailed mineral chemistry has not been able to be performed on xenotime due to lack of reference material.

Reed Leyton Consulting	Tasman Metals Ltd

8.           DEPOSIT TYPES

Olserum is best described as a hydrothermally overprinted REE bearing metasediment deposit. The mineralization consists of the REE bearing phosphates monazite and xenotime which are hosted in magnetite rich layers/veins and occurs as coarse grained minerals of monazite/xenotime and as fine grained abundant inclusions in apatite, biotite or as patches suggesting an epigenetic crystallization promoted by metasomatic fluid percolation. It is interpreted that the magnetite rich layers were former heavy mineral beds, thus suggesting the Olserum precursor was a placer deposit which been subsequent metamorphosed and hydrothermally overprinted. Apatite, monazite and xenotime are found in rocks of nearly every metamorphic grade and have a wide P-T stability range.

Placer deposits are sand, silt and cobble size sediments deposited in streams, rivers and beaches and are also referred to as alluvial deposits. In order to accumulate in placers deposits minerals needs to be denser than quartz and resistant to weathering processes.  A typical compound of placer material is black sand which is a mixture of iron oxides like magnetite, hematite and ilmenite together with heavy minerals like monazite, zircon, rutile, xenotime, chromite amongst others.

Globally, monazite alluvial accumulations are a valuable type of REE and Th deposits. Monazite’s high specific gravity and resistant to chemical weathering account for its association in placer deposits. Monazite weathers from alkaline crystalline rocks from the surrounding region and is transported downstream and deposited by alluvial processes. India has large monazite rich sand deposits but deposits also exist in many other places, for example Madagascar and South Africa.

Reed Leyton Consulting	Tasman Metals Ltd

9.           EXPLORATION

Prior to the involvement of Tasman Metals Ltd in the Olserum project, the most significant exploration was undertaken by Swedish mining company IGE Nordic AB in the period 2003-2006. A total of 31 holes were drilled in the area by IGE Nordic now held by Tasmet AB, plus small scale concentrate production tests were conducted on the Olserum mineralisation.

IGE Nordic performed an internal company report which also included an internal mineral resource estimate. The historic resource estimate, which is not compliant to the standards of NI43-101, stated an indicated mineral resource of 2.8 million tonnes @ 0.8% TREO based on 15 drill holes. IGE Nordic also conducted mineral concentrate production tests which included weak magnetic separation, screening and gravity which yielded a concentrate of 5% of the initial mass with 14% REO at 59% recovery. The company responsible for the metallurgical tests were Minpro in Stråssa, Sweden.

Tasman has during 2012 performed a drilling program in order to confirm the previous drilling be IGE Nordic. Field mapping over the historic resource was completed. Grab samples has also been taken to confirm the mineralized outcrops around the area of interest.

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10.           DRILLING

Activity Prior to Tasman

A total of 2947.05 meters in 15 drill holes were drilled by IGE Nordic during 2004-2005. The drilling was done perpendicular to strike and the profile spacing was approximately 40m apart and two drill holes were usually drilled on every profile, generally 40m apart. 12 of the drill holes were drilled from north towards south and three drill holes were drilled from south towards north with various dips.
IGE Nordic performed an internal company report which also included an internal mineral resource estimate.

Tasman’s Activity

During 2012 Tasman drilled 5 diamond drill holes totaling 997m in order to confirm the previous drilling by IGE Nordic. Two of the drill holes were drilled as twin holes, two holes was drilled in existing profiles and one drill hole in-between profiles. Field mapping over the area was completed and grab samples taken to confirm the mineralized outcrops.

Of the 997m of drilling, 10.94m was overburden drilling, the remaining 986.06m being core.  The drilling contractor was GeoGruppen using BQTK (40.7 mm) core barrels on a Diamec 252 drill rig built on a six wheeled truck. The objectives were to confirm the historic drilling by making two twin holes and to make infill drilling with additionally three holes. Drilling was conducted on two shift basis seven days a week. A total of 459 samples for assays were collected.

Of the 15 historic drill holes drilled by IGE Nordic, Tasman staff has re-logged every hole and done infill sampling where needed. The hole numbers from the historic holes starts with the abbreviation OL followed by the year (04 or 05) and ends with the hole number. The same is done for the holes drilled by Tasman with the exception of the abbreviation which instead is OLR.

All of the holes drilled by Tasman except one have been deviation surveyed by a Reflex Gyro together with 11 of the historic holes. The start azimuth was determined with Reflex EZ-Trac. A summary of the drilling is shown in Table 9 and location of the drill holes is shown in Figure 12.

Reed Leyton Consulting	Tasman Metals Ltd

Table 9:  Olserum Project - Summary of 2004/2005 and 2012 drilling program.

Year	Number of Holes	Meters	Core Size	Drilled By
2004-2005	15	2947.05	WL56	UNK
2012	5	997.0	BQTK	GeoGruppen

Figure 12:  Drilling at the Olserum Project Area, SWEREF99 TM Grid

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Table 10: Olserum Drill Collar coordinates (SWEREF99 TM Grid)

Hole_ID	Easting (m)	Northing (m)	RL (m)	Total Depth	Azimuth	Dip	Drill Type	Hole Size (mm)
OL0401	580062.04	6423728.69	56.48	116	7.5	38	DD	32 mm
OL0403	579993.85	6423857.83	53.73	157.2	200.5	55	DD	32 mm
OL0507	580115.81	6423718.70	53.7	143.25	18.5	43	DD	32 mm
OL0510	580168.08	6423839.44	55.92	190	200	60	DD	32 mm
OL0511	580173.98	6423703.51	46.2	106.8	20	45	DD	32 mm
OL0512	580111.10	6423802.37	61.35	190.6	198	50	DD	32 mm
OL0513	580124.42	6423854.11	66.95	264.05	201.5	60	DD	32 mm
OL0514	580086.43	6423864.38	61.19	245.95	210.5	61	DD	32 mm
OL0515	580049.03	6423876.82	61.32	271.9	203.5	60	DD	32 mm
OL0516	580036.60	6423840.69	54.39	170.95	211.5	46	DD	32 mm
OL0517	580009.23	6423890.71	58.44	273.95	214	60	DD	32 mm
OL0518	579971.16	6423903.48	60.32	274.2	197.3	60	DD	32 mm
OL0519	579958.12	6423864.58	51.82	171.7	201.5	45	DD	32 mm
OL0520	580202.65	6423824.99	60.45	174.1	202.5	60	DD	32 mm
OL0521	580232.25	6423842.02	54.81	196.4	207	60	DD	32 mm
OLR12001	580072.13	6423831.22	58.54	172.7	208.7	46	DD	32 mm
OLR12002	580127.16	6423832.61	66.96	240.1	195	55	DD	32 mm
OLR12003	580083.39	6423863.38	60.96	253.8	207	61	DD	32 mm
OLR12004	579995.25	6423856.66	53.65	184	205	55	DD	32 mm
OLR12005	580145.30	6423705.39	49.00	146.4	19	43	DD	32 mm

Reed Leyton Consulting	Tasman Metals Ltd

Figure 13:  Drill rig at the Olserum Project, 2012

Core Recovery and Quality

Core recovery was determined prior to logging and sampling on standard core recovery forms. Core recovery was generally very good, close to 100%. The rock competence is generally high. Fractured rock is encountered in local fault zones and particular at the northern granite contact.

Core Orientation

All five of the drill holes in 2012 program used the Reflex ACT II RD core orientation tool. Principal foliation and magnetite horizons were intersected at medium to high angle to the long core axis depending on the dip of the drill hole. This suggests that where the drill hole dip was lower and correspond to a high angle intersection of the foliation. The true thickness was closer of drilled thickness than vice versa.

Reed Leyton Consulting	Tasman Metals Ltd

Collar Location Surveys

Drill holes were laid out with the aid of a GPS with hole spacing confirmed by tape and compass. The Swedish company Metria AB (Swedish land survey) conducted a DGPS survey during which the location of all 5 holes drilled by Tasman in 2012 where measured with an accuracy of between 0.05 and 0.2 m (XYZ). In addition, a majority of the historic holes were controlled measured at the same time to confirm the historic coordinates. All of the checked historic drill hole coordinates were confirmed as accurate and were not needed to be updated.

Downhole Surveys

The drill holes in 2004/2005 drill program conducted by IGE were surveyed by a magnetic survey tool with station readings every 5 m.

Due to the locally high magnetic disturbance Tasman used instead the Reflex GYRO tool with station readings every 3 m for the 2012 drilling program. Four of the five drill holes were surveyed. OLR12005 could not be surveyed due to a blockage. Tasman also re-surveyed 11 of the total 15 historic holes in order to get better quality data. Two of the historic drill holes are missing (OL0510 and OL0516) and could not be surveyed and another two drill holes (OL0511 and OL0519) could not be surveyed due to plugged holes. So in total 15 out of 20 drill holes that make up the Mineral Resource are GYRO surveyed. The surveys were carried out using a winch mounted on a four wheel bike. The Reflex GYRO survey was controlled checked by the site geologist during surveying. Once the survey was finished the data was transferred from the Reflex GYRO’s memory into the field PC.

The collar azimuth was determined by surveying the top 20 m of the drill holes using the magnetic instrument Reflex EZ-Trac. In a few cases there were suspicion that magnetic disturbance could affect the azimuth reading. Therefore several holes were control checked by Metria making a DGPS survey on the azimuth of the casing.

Reed Leyton Consulting	Tasman Metals Ltd

11.           SAMPLE PREPARATION, ANALYSIS and SECURITY

Surface Sampling

Nine surface samples were collected by Tasman geologists on mineralized outcrops from the Olserum project. The samples are not considered representative and have been superseded by Tasman’s drilling data. The samples covered mostly the main mineralized outcrops within the resource.

In addition, the Author collected two rock samples from the main mineralized outcrop within the central part of Olserum as part of his preparation of the NI43-101 report. The analyses and description of theses samples are provided in table 11. Surface sampling by Mr Geoff Reed does not contribute to the Mineral Resource calculation contained within this report.

Table 11: Samples Collected by Tasman geologists and the Author

Tasman samples	Rock code	TREE (%)	Fe2O3 (%)
411676	GNE1	0.1	4.4
411677	BMR	7.34	9.3
411678	BMR	2.43	34.2
411679	BMR	1.31	10.7
411680	GNE	0.03	6.7
411681	GNE	0.03	6.1
411682	BMR	0.89	38.9
411683	BMR	0.50	22.1
411684	MSED	0.12	5.5
ReedLeyton samples	Rock code	TREE (%)	Fe2O3 (%)
411674	GNE	0.055	7.3
411675	BMR	0.94	48.2

Drill Core Handling and Sample Preparation

Core Handling

At every run where possible, the drill crew drew a down hole orientation line on the core when the core was still left in the inner tube. Drill core was then placed by the drill crew in labeled wooden core trays together with depth blocks indicating the start and end of each run. Core trays were then transported to the closest access road and picked up by the site geologist for transportation to the logging facilities.

Geotechnical logging was carried out by Tasman’s geologist who pieced the core together before measuring, marked every meter with permanent markers and controlled checked it with drillers depth blocks.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 14:  Olserum Project – Core orientation marks on 2012 drilling program Drill core.

Core Logging

The historic drill core from 2004 – 2005 year drill program is stored at SGU’s drill core archive in Malå and was re-logged and infill sampled by Tasman staff. During logging, the sample intervals were checked and corrected where needed.

The 2012 drill program by Tasman was logged in Tasman’s own facilities at the town of Gränna, some 150 km west of Olserum.

Geotechnical logging of the core was carried out using customized logging sheets designed by Itasca Consultants AB. RQD, RMR and Q measurements and core orientation readings (when present) were taken prior to the geological logging. All original paper drill logs are kept on file.

Geological logging was carried out on paper forms and later transferred into Excel spreadsheets. The logging captured the borehole number, collar position, date drilled, ‘from-to’ intervals, grain size, Color, rock type description, mineralization and lithological codes.

Once geologically logged, core was then measured both magnetically using a handheld magnetic susceptibility meter and radiometrically with a RedEye Personal Radiation Detector. After marking the sample intervals, the core was photographed wet using a digital camera mounted on a tripod. Core pallets were sent to the certified laboratory ALS Chemex in Piteå in regular batches via independent contractor for sample preparation.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 15:  Olserum Project – Core logging facility

Core Sampling

Tasman geologist Glenn Patriksson supervised sampling of all holes drilled in 2004 - 2005 / 2012 and control checked the historic sampling done by IGE Nordic.

Sample intervals were emailed to ALS Chemex laboratory in Sweden where each interval was given a unique sample number. The sample numbers were taken from unique sample ticket booklets made for Tasman.  The sample numbers are shown in Table 12.

Table 12: Samples Collected by Tasman geologists and the Author
	SAMPLE_ID	STANDARDS	FIELD DUP	REJ DUP	BLANKS	CHECK	TOTAL
Tasman samples
	403650 – 403700	2	2	2	2	2	10
	403901 – 404000	6	5	5	2	5	23
	404251 – 404400	8	7	7	3	7	32
	404501 – 404582	5	3	3	2	3	16
	411001 – 411582	32	26	26	13	26	123
SUM	965	53	43	43	22	43	204
	SAMPLE_ID	STANDARDS	FIELD DUP	REJ DUP	BLANKS	CHECK	TOTAL
ReedLeyton samples
	411583 - 411673	7	78	4	2		91

Reed Leyton Consulting	Tasman Metals Ltd

The total number of samples is 965. A total of 53 standard samples were inserted at a rate of approximately 1 in 18 resulting in approximately 5.5% of the submitted samples being standards. In addition, a total of 151 samples were taken as field duplicates, reject duplicates, check samples and blanks which make up 15.6% of the total samples. Excluding standards, field duplicates, reject duplicates, blanks and check samples 761 samples totaling 1114.47m of the core was sampled.

Length of the sampled units varies from 0.15 – 2.50m as sampling respected lithological boundaries.  Core was split by diamond saw at the ALS facilities in Öjebyn.  One quarter of the core was placed in a numbered plastic bag together with the corresponding sample ticket and the other three quarters was left in the core tray.  The core was cut taking in consideration the main foliation/banding of the rock. When it was possible to reassemble the core, the same quarter of the core was submitted for assay. The residual three quarters of drill core was viewed by the author in the SGU secure archive.  The archive is a key access only facility and there is no evidence that samples have been disturbed in any way since cutting.

Density Measurements

Rock density measurements using the Archimedes principle (dry & wet mass and water displacement) were taken for every sample of the core from the 2012 drilling program. The density device comprised a 5 kg electronic scale below which a water bucket was placed. Attached to the scale, inside the water bucket was a core sampler holder. The density method is as follows:

•	The balance is always reset to 0.00 g before each reading.

•	A dry length of core was placed on the scale and a record of the mass of the core in air was done.

•	The sample was then put on the core sampler holder in the water filled bucket and the mass of the sample under water was done.

•	The formula for calculating the density (specific gravity=SG) is:

SG=          ______Mass in Air
Mass in Air – Mass in Water

All information was recorded on density measurement papers and put in digitally to Excel spreadsheet.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 16: Olserum Project – Density measurement equipment

Sample Quality

ReedLeyton believes that the sampling methods and approach employed by Tasman are reasonable for this style of mineralization and consistent with industry standards. The samples are representative and there appears to be no discernible sample biases introduced during sampling.  The rocks on the property are fresh with little or no secondary minerals on the surfaces that would enhance metal values.

Cutting of core and dispatch to the ALS Chemex laboratory in Sweden is in keeping with industry practice and security of the delivery chain is more than adequate.  All drilling and subsequent sampling and assaying during the 2012 drilling program was completed by independent persons and at no time was an officer, director or associate of Tasman involved.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 17: Olserum Project – Core cutting equipment.

Core Sample Preparation

The author is independently familiar with the personnel and practices of the ALS Chemex facility in Piteå. Sweden.  All drilling samples were prepared by ALS Chemex in Öjebyn and analyzed by ALS Chemex in Vancouver. Canada. This laboratory is ISO accredited (ISO/IEC 17025) and, in addition, has been accredited by Standards Council of Canada as a proficiency testing provider for specific mineral analysis parameters by successful participation in proficiency tests.

Crushing

On arrival at the ALS Chemex facility in Piteå, Tasman’s drill core samples were cross checked with paperwork emailed by Tasman’s geological staff, then sawed, dried and weighed.  Samples that require crushing are dried at 110-120 C and then crushed with either an oscillating jaw crusher or a roll crusher.  The entire sample is crushed, but depending on the method only a portion of the crushed material may be carried through to the pulverizing stage.

That amount, typically 250 g to 1 kg is subdivided from the main sample by use of a riffle splitter. If splitting is required a substantial part of the sample (the "reject" or spare) remains.

Pulverizing

After crushing, 250 g of was subdivided from the main sample by riffle splitter.  This 250 g was then pulverized using a ring mill with a specification that greater than 85% of the sample should pass through a 75 micron (200 mesh) screen.

Reed Leyton Consulting	Tasman Metals Ltd

Approximately 10-15 g of the pulverized sample was then shipped to the ALS Chemex assay laboratory in Vancouver, Canada for analysis.  The remainder of the crush reject and pulp are stored at ALS Chemex in Piteå.

All sample preparation and assaying during the 2012 drilling programs was completed by independent persons and at no time was an officer, director or associate of Tasman involved.

Sample Analysis

All samples taken during Tasman’s 2012 diamond drilling program at Olserum were analyzed at ALS Chemex in Vancouver, Canada using the ME-MS81 method as described below. REE rich samples that exceeded the reporting limit of the ME-MS81 method were further assayed by ICP-MS method ME-MS81h.  A total of 8 of the samples were re-analyzed for rare earths.

The analytical specification for the ME-MS81 method is: A prepared sample (0.200 g) is added to lithium metaborate flux (0.90 g), mixed well and fused in a furnace at 1000°C. The resulting melt is then cooled and dissolved in 100 mL of 4% HNO3 / 2% HCl solution. This solution is then analyzed by inductively coupled plasma - mass spectrometry.

Twenty nine samples, representing all significant rock types were also analyzed by a multi element ICP-MS method (ALS Chemex method ME-MS81d) to gain further whole rock element data.  This method is a combination of ME-MS81 and ME-ICP06 which adds 13 major elements so rock types can be determined.

Table 13: Elements & Ranges (ppm). Method ME-MS81

Note: Some base metal oxides and sulphides may not be completely decomposed by the
Lithium borate fusion. Results for Ag. Co. Cu. Mo. Ni. Pb and Zn will not likely be quantitative by this procedure.

Ag	1-1000	Ga	0.1-1000	Pb	5-10000	Tm	0.01-1000
Ba	0.5-10000	Gd	0.05-1000	Pr	0.03-1000	U	0.05-1000
Ce	0.5-10000	Hf	0.2-10000	Rb	0.2-10000	V	5-10000
Co	0.5-10000	Ho	0.01-1000	Sm	0.03-1000	W	1-10000
Cr	10-10000	La	0.5-10000	Sn	1-10000	Y	0.5-10000
Cs	0.01-10000	Lu	0.01-1000	Sr	0.1-10000	Yb	0.03-1000
Cu	5-10000	Mo	2-10000	Ta	0.1-10000	Zn	5-10000
Dy	0.05-1000	Nb	0.2-10000	Tb	0.01-1000	Zr	2-10000
Er	0.03-1000	Nd	0.1-10000	Th	0.05-1000
Eu	0.03-1000	Ni	5-10000	Tl	0.5-1000

For further details of all the procedures employed by ALS the reader is referred to the following website: www.alsglobal.com/Regions/Search.aspx. ALS’s website cites the following certifications:

“....  *   NATA Accreditation (No. 825) – Accreditation is assessed to ISO/IEC Guide 25 "General Requirements for the Competence of Calibration and Testing Laboratories"
 *   ALS has certification to AS/NZS ISO 9001:2000 (No. 6112)
 *   ALS has in place a Quality Management System that is structured to conform to the

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requirements of ISO 9002. This covers aspects such as Contract Review. Document and Data Control. Inspection and Testing. Calibration. Corrective and Preventative Action. Internal Audits and Training.”

ReedLeyton considers that sample preparation and analysis procedures for all core samples are of industry standard and should minimize sample error and bias.

Tasman QA/QC

Standards

Tasman purchased one registered standard for REE’s from Ore Research and Exploration PL (OREAS) (www.ore.com.au). In addition OREAS have on Tasman’s request prepared two certified internal REE standards based on one low grade composite and one high grade composite from Tasman’s project Norra Kärr. These standards were inserted to the sample stream at a rate of approximately 1 in 18, resulting in approximately 5.5% of the submitted samples being standards.  These samples allowed Tasman to monitor the quality of assays during the drilling program.  A review of this standard data was completed by ReedLeyton as summarized in table 14 demonstrating that accuracy and precision of data was adequate during the duration of the drilling program and no regular bias is present within the data.  Any slight assay bias suggests an under reporting of grade rather than over reporting.

In addition, ALS Chemex routinely inserts standard and blank samples into every sample batch.  This QC data was supplied to Tasman and subsequently to ReedLeyton.  A review of this data did not suggest any inconsistency in sample quality.

Table 14: Accuracy and Precision of Certified Values and Chemex Assays

	Certified value 146	Mean of 10 ALS Chemex Assays		Certified value NKA01	Mean of 21 ALS Chemex Assays		Certified value NKA02	Mean of 22 ALS Chemex Assays
Ce	4691	4799	Ce	626	632	Ce	1120	1114
Dy	224	225.8	Dy	175	169.4	Dy	241	229
Er	87	85.9	Er	129	127.5	Er	162	157.3
Eu	127	136.2	Eu	10.8	11	Eu	18.2	18
Gd	359	342.6	Gd	111	107.2	Gd	176	167.3
Ho	36.8	37.8	Ho	40.4	39.9	Ho	53	51.4
La	2513	2569	La	313	316.7	La	520	509
Lu	6.3	6.6	Lu	18.3	17.6	Lu	21.1	20.2
Nd	2182	2192	Nd	307	312.6	Nd	576	563
Pr	548	563	Pr	79	79.5	Pr	143	143.2
Sm	441	465	Sm	88	88.7	Sm	152	152
Tb	47.2	46.6	Tb	24	23.6	Tb	34.8	33.7
Tm	9.9	10.2	Tm	20.2	20	Tm	24.4	24
Yb	53.5	50.9	Yb	128	124.5	Yb	147	146.2
Y	905	917	Y	1131	1144	Y	1569	1626
U	2.69	2.9	U	13.2	13.3	U	16.2	15.9
Th	903	920	Th	7.6	7.4	Th	7.4	7.4

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Field Duplicates

As part of the quality control process, Tasman took 43 field duplicate samples at a rate of 1 in 22 resulting in approximately 4.5% of the submitted samples being field duplicates. These samples allow Tasman to monitor the homogeneity of REE in the core. Any variation between parent sample and field duplicate sample could be accounted for by coarse grained mineralization influencing sample quality.    All QA/QC data for this Project has been deemed acceptable for the purposes of the Mineral Resource estimation.

Figure 18: Duplicate data for Ce, Dy and Y

Reed Leyton Consulting	Tasman Metals Ltd

Yrepeatibility
3000
2500
2000
1500
1000
500
0
Duplicate
0
500
1000
1500
2000
2500
3000
3500
4000
4500
Parent
Y

Core and Sample Security

ReedLeyton has discussed core and sample handling procedures with key geological and technical personnel. On the basis of these discussions, ReedLeyton believes that all core was well and securely packed and stored prior to transportation to the laboratory for processing. As a result ReedLeyton considers sample security to be adequate.

ReedLeyton also understands that at no time was an officer, director or associate of Tasman involved in the sample preparation or analytical work and an independent laboratory was employed for sample preparation and analysis. It is therefore ReedLeyton’s belief that it is highly unlikely that an officer, director or associate would have had the opportunity to contaminate the sample data.

The plastic bags containing samples where then handed over  to  ALS Chemex preparation laboratory in Piteå.

The rocks on the property are fresh with little or no secondary minerals on the surfaces that would enhance metal values.

Cutting of core and dispatch to the ALS Chemex laboratory in Sweden is in keeping with industry practice. and security of the delivery chain is more than adequate.  All drilling and subsequent sampling and assaying during the 2012 drilling program was completed by independent persons and at no time was an officer, director or associate of Tasman involved.

Reed Leyton Consulting	Tasman Metals Ltd

12.           DATA VERIFICATION

Site Visit

Personnel from ReedLeyton travelled to the Olserum Project with representatives from Tasman in June 2012. During this visit, a thorough validation of hole collar positions was undertaken using GPS. 16 drill holes from 14 drill hole positions were checked and found to be accurately surveyed. Drill collar orientation was also checked and found to be consistent with the drill database as supplied to the author. Key geological features were surveyed during this visit such as magnetite, apatite and monazite-rich outcrops. These were later reconciled with the extrapolated positions from the drill hole logging and found to correlate well.

The author also travelled to the core archive facilities of the Swedish Geological Survey where Tasman’s core is securely stored. Five holes were selected by ReedLeyton for re-logging which were laid out in their entirety and logged. The re-logging of these holes confirmed the correlation of the higher grade zones with zones of higher apatite/monazite intensity and subsequently assisted in the interpretation of the high grade domains within the broader resource area. ReedLeyton checked a random amount of hard copy logs against the data provided in the database. These did not indicate any issue with data integrity.

Figure 19: Olserum Project – Drill hole Collar June 2012 (with the author).

Reed Leyton Consulting	Tasman Metals Ltd

Figure 20: Olserum Project – Drill hole Collar OLO0513, June 2012 .

Database Validation

In the acquisition of Olserum from Norrsken Ltd an access database were handed over which included drill hole collar, Assay, deviation survey and logging done by IGE Nordic from their 2004-2005 drilling project. All original files including assay certificate is also in Tasman’s possession.  The author is of the opinion that these documents are authentic.  Adequate validation of this data was completed Mr Geoff Reed.

ReedLeyton completed a full review of Tasman’s drill hole database which included a review of all available assay certificates, drill logs, sample books and historical database. ReedLeyton found robust records allowing easy data auditing.  A comparison was made between assay certificates for the 18 holes used in this Mineral Resource and the Tasman digital database.

During this review and audit by ReedLeyton, a number of observations were noted, these include:
Field checking of drill holes locations demonstrated accuracy in all cases;

•	Down hole survey certificates are available. Field checking, original drill logs, and database were all consistent showing the appropriate angle and inclination of the drill holes completed;

•	Sample intervals were correct for assays entered.

•	The assay certificates, drill logs and sample sheets were available for all drill holes;

•	Loading of assay data from laboratory certificates was correct;

•	During the 2012 drilling program, Tasman assayed all intervals for REE by the same analytical methods at the same laboratory;

Reed Leyton Consulting	Tasman Metals Ltd

•	Approximately 1609m out of the total 3944.05m of the drilling was not sampled. as they were drilled into the host granite;

During this audit, no issues with the conversion of the database were identified.

Quality Control Data

Assayers ALS Chemex automatically employed standards and blanks in their normal assay procedure. Tasman included their own standards in the sample stream in addition to ALS Chemex’s internal practice.

Tasman has documented its duplicate-assay and analytical control program and demonstrated that there is no evidence of major systematic errors or bias in that data.

Assessment of Project Database

The audit of Tasman’s data collection procedures and resultant database by ReedLeyton has resulted in a digital database that is supported by verified certified assay certificates, original drill logs and sample books. ReedLeyton has high confidence the REE assays used in the Mineral Resource Calculation are correct and were verified using the drill log and sample books. As comparison of the assay certificates and drill hole logs show consistency for the 2004/2005 and 2012 drill holes. ReedLeyton believes there is sufficient data to enable their use in a Mineral Resource estimate and resultant classification following NI 43-101.

The un-sampled zones within the deposit appear to be insignificant to the deposit and only contain zones of low grade mineralization. As a result, ReedLeyton believes these zones should be classified as internal waste zones of different rock type in any resource calculation.

Based on data supplied, ReedLeyton believes that the analytical data has sufficient accuracy to enable a resource estimate for Olserum deposit.

Check Sampling by ReedLeyton

ReedLeyton independently re-sampled 78 intervals of 2004/2005 and 2012 year drill program.  A range of rare earth elements assay values were selected independently by ReedLeyton from borehole intervals to review potential variance over a range of grades. These samples were independently selected and requested by ReedLeyton to be dispatched and assayed at ALS – Chemex Pitea. The analytical method applied was ALS Chemex suite ME-MS81, a lithium borate fusion technique which is recommended for REE analysis.

Final results were received by the author via direct email from ALS Chemex on 31 August 2012.  The raw data, analysis certificate and supporting QC data were received. Figure 21 provides analytical values for Y, comparing the original sample value versus the check sample value. There is very good agreement between the individual samples over a range of grades.

All QAQC data for this project has been deemed acceptable for the purposes of estimation.

Reed Leyton Consulting	Tasman Metals Ltd

Table 15: Check sample intervals by the author

Project	Hole Number	Check Sample From (m)	Check Sample To (m)	Check Sample Interval (m)	Check Sample Number
Olserum	OLR12001	68.2	69.8	1.6	411584
Olserum	OLR12001	69.8	71.4	1.6	411585
Olserum	OLR12001	80.7	82.7	2	411586
Olserum	OLR12001	103.35	104.59	1.24	411587
Olserum	OLR12001	104.59	106.59	2	411588
Olserum	OLR12001	130.32	132.3	1.98	411589
Olserum	OLR12001	132.3	134.3	2	411591
Olserum	OLR12001	147.35	149.17	1.82	411592
Olserum	OLR12001	157.85	159.85	2	411593
Olserum	OLR12002	79.77	81.77	2	411594
Olserum	OLR12002	87.95	89.35	1.4	411595
Olserum	OLR12002	99.2	100.25	1.05	411596
Olserum	OLR12002	126.32	127.11	0.79	411597
Olserum	OLR12002	127.11	128.16	1.05	411598
Olserum	OLR12002	156.94	158.94	2	411600
Olserum	OLR12002	158.94	160.94	2	411601
Olserum	OLR12002	203.2	203.94	0.74	411602
Olserum	OLR12002	214.52	216.52	2	411603
Olserum	OLR12002	220.52	222.52	2	411604
Olserum	OLR12003	123.8	125.3	1.5	411605
Olserum	OLR12003	144.5	145.63	1.13	411607
Olserum	OLR12003	159.6	160.6	1	411608
Olserum	OLR12003	175.28	176.44	1.16	411609
Olserum	OLR12003	195.78	197.19	1.41	411610
Olserum	OLR12004	54.2	55.6	1.4	411611
Olserum	OLR12004	89.45	91.3	1.85	411613
Olserum	OLR12004	100.9	101.9	1	411614
Olserum	OLR12004	120.9	121.7	0.8	411615
Olserum	OLR12004	136.15	137.15	1	411616
Olserum	OLR12005	64	66	2	411617
Olserum	OLR12005	75.3	75.7	0.4	411618
Olserum	OLR12005	83	84	1	411620
Olserum	OLR12005	84	85	1	411621
Olserum	OLR12005	90.23	91.45	1.22	411622
Olserum	OLR12005	91.45	92.45	1	411623
Olserum	OLR12005	95.17	95.47	0.3	411624
Olserum	OLR12005	105.4	105.85	0.45	411625
Olserum	OLR12005	109	111	2	411626
Olserum	OLR12005	115.7	117.7	2	411627
Olserum	OL0507	64.25	65.25	1	411628
Olserum	OL0507	67.78	68.78	1	411629
Olserum	OL0507	76.78	77.78	1	411631
Olserum	OL0507	79.78	80.65	0.87	411632
Olserum	OL0507	96.65	97.65	1	411633
Olserum	OL0507	97.65	98.65	1	411634
Olserum	OL0514	165.74	166.7	0.96	411635
Olserum	OL0514	166.7	167.7	1	411636

Reed Leyton Consulting	Tasman Metals Ltd

Olserum	OL0514	183.2	184.2	1	411637
Olserum	OL0514	184.2	185.2	1	411638
Olserum	OL0514	226.65	227.65	1	411640
Olserum	OL0514	227.65	228.65	1	411641
Olserum	OL0515	189.3	190.3	1	411642
Olserum	OL0515	190.3	191.3	1	411643
Olserum	OL0515	213.3	214.3	1	411644
Olserum	OL0515	214.3	215.3	1	411645
Olserum	OL0515	236.8	237.8	1	411647
Olserum	OL0515	237.8	238.8	1	411648
Olserum	OL0515	250.35	250.94	0.59	411649
Olserum	OL0518	111.75	112.75	1	411650
Olserum	OL0518	114.85	115.85	1	411651
Olserum	OL0518	117.85	118.85	1	411653
Olserum	OL0518	179.85	180.85	1	411654
Olserum	OL0518	183.15	184.15	1	411655
Olserum	OL0518	189.43	190.43	1	411656
Olserum	OL0519	123.75	125.75	2	411657
Olserum	OL0519	132.25	134.25	2	411659
Olserum	OL0519	139.85	140.85	1	411660
Olserum	OL0519	144.85	145.85	1	411661
Olserum	OL0519	148.85	149.85	1	411662
Olserum	OL0519	160.35	161.35	1	411663
Olserum	OL0520	116.4	117.4	1	411665
Olserum	OL0520	118.4	119.4	1	411666
Olserum	OL0520	119.4	120.4	1	411667
Olserum	OL0520	121.4	122.1	0.7	411668
Olserum	OL0520	122.1	123.1	1	411669
Olserum	OL0520	124.1	125.45	1.35	411670
Olserum	OL0520	135.7	136.8	1.1	411672

Check Analyses

Check analyses by Tasman Metals has consisted of a collection of Field Duplicates submitted within the batch data. Greater than 10% of each batch sent to ALS Chemex has been composed of these duplicates.

All QA/QC data for this Project has been deemed acceptable for the purposes of the Mineral Resource estimation.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 21: Duplicate data for Ce, Dy and Y

Reed Leyton Consulting	Tasman Metals Ltd

Results and Discussion

Final results were received via direct email from ALS Chemex Both the raw data and the analysis certificate were received. Table 16 shows the analysis values for Ce, Dy and Y only. Comparing the original sample interval and value versus the check sample interval and value. There is extremely good agreement between the individual samples.

Table 16:  Drill core re-sampled for check analysis. matched with original assays
Project	Hole Number	Original Data Ce ppm))	Original Data Dy (ppm)	Original Data Y (ppm)	Check Data Ce (ppm)	Check Data Dy (ppm)	Check Data Y (ppm)
Olserum	OLR12001	3950	389	2090	3640	412	2260
Olserum	OLR12001	6940	640	3780	5810	590	3490
Olserum	OLR12001	6750	812	5140	7290	881	5500
Olserum	OLR12001	673	200	819	610	193	873
Olserum	OLR12001	200	41.9	195.5	254	39.7	192.5
Olserum	OLR12001	1360	79.5	287	1515	83.7	334
Olserum	OLR12001	3510	370	1585	3510	421	1835
Olserum	OLR12001	3200	318	1095	2450	208	710
Olserum	OLR12001	157.5	65.4	261	187	58.1	253
Olserum	OLR12002	167.5	22	127.5	122.5	22.4	132
Olserum	OLR12002	2580	452	2610	2050	463	2840
Olserum	OLR12002	2660	518	2860	4170	589	3130

Reed Leyton Consulting	Tasman Metals Ltd

Olserum	OLR12002	665	30.1	125.5	919	40.7	159.5
Olserum	OLR12002	2170	300	1340	2110	293	1260
Olserum	OLR12002	3560	238	993	3680	213	851
Olserum	OLR12002	2650	209	946	2750	220	983
Olserum	OLR12002	6040	623	2810	6200	551	2510
Olserum	OLR12002	4620	275	1245	6090	386	1770
Olserum	OLR12002	4210	197.5	827	4550	224	957
Olserum	OLR12003	1180	166	1100	1240	182.5	1225
Olserum	OLR12003	2160	426	2850	1570	358	2370
Olserum	OLR12003	1925	300	1825	2230	278	1665
Olserum	OLR12003	1035	151	806	985	173	975
Olserum	OLR12003	1080	243	1620	1125	200	1250
Olserum	OLR12004	554	131	896	1435	189	1210
Olserum	OLR12004	484	61.4	374	473	60.6	373
Olserum	OLR12004	987	125.5	704	3490	227	1250
Olserum	OLR12004	12800	1340	9330	9720	1001	9130
Olserum	OLR12004	100.5	12.25	79.2	101	12.6	85.4
Olserum	OLR12005	644	25.4	102.5	505	21	84.3
Olserum	OLR12005	3640	430	1865	2570	306	1430
Olserum	OLR12005	3720	512	2350	4530	518	2550
Olserum	OLR12005	1970	322	1470	2390	290	1445
Olserum	OLR12005	5290	456	1915	2820	348	1695
Olserum	OLR12005	742	78.8	329	850	84.6	395
Olserum	OLR12005	2470	848	4040	2430	780	4020
Olserum	OLR12005	12600	1195	5600	7850	1001	5650
Olserum	OLR12005	651	63.4	310	563	49.8	275
Olserum	OLR12005	655	51.9	221	636	44.7	218
Olserum	OL0507	230	19.65	81.2	233	14.45	65.1
Olserum	OL0507	1175	250	1405	808	152.5	877
Olserum	OL0507	338	68.5	290	334	67.1	323
Olserum	OL0507	518	66.8	342	504	65.4	396
Olserum	OL0507	157.5	58.7	272	130.5	55.2	280
Olserum	OL0507	68.9	16.2	97	72.2	16.5	106
Olserum	OL0514	491	65.4	353	394	63.1	346
Olserum	OL0514	3720	300	1525	3510	285	1580
Olserum	OL0514	3390	200	816	1570	169.5	777
Olserum	OL0514	1290	120.5	551	708	97.3	485
Olserum	OL0514	553	103	667	537	107	744
Olserum	OL0514	339	80.9	512	212	70.3	476
Olserum	OL0515	726	115.5	631	781	132.5	792
Olserum	OL0515	4490	432	2610	6750	588	3500
Olserum	OL0515	734	90.2	521	821	94.3	563
Olserum	OL0515	457	43.5	255	232	44.7	297

Reed Leyton Consulting	Tasman Metals Ltd

Olserum	OL0515	2020	132	651	2250	154.5	769
Olserum	OL0515	3700	512	3030	3090	617	3940
Olserum	OL0515	599	212	921	745	193	891
Olserum	OL0518	4930	604	3980	1955	285	1855
Olserum	OL0518	1050	65.3	383	1465	100	534
Olserum	OL0518	484	16.5	82.5	478	18.2	90.1
Olserum	OL0518	268	27.4	167.5	287	23.7	139
Olserum	OL0518	463	49.1	295	382	39.7	245
Olserum	OL0519	945	144.5	999	726	103.5	669
Olserum	OL0519	770	92.9	496	662	101.5	521
Olserum	OL0519	230	65.3	340	344	59.3	300
Olserum	OL0519	382	35.1	197.5	545	44.6	229
Olserum	OL0519	787	59.8	310	673	54.8	264
Olserum	OL0519	4210	297	1205	5630	399	1575
Olserum	OL0520	370	15	58.1	392	15.8	59.5
Olserum	OL0520	985	74.3	337	986	77.9	300
Olserum	OL0520	1865	323	1455	1715	349	1540
Olserum	OL0520	732	65.2	295	781	75.2	307
Olserum	OL0520	502	58.4	249	690	47.6	189.5
Olserum	OL0520	447	30.7	125.5	803	54.5	219
Olserum	OL0520	525	121.5	534	727	129	522
Olserum	OL0520	1150	128.5	562	675	114	544

Density

A total of 458 bulk density determinations have been completed with a range of values between 2.35 g/cc and 3.86 g/cc. The majority of determinations range from 2.6 g/cc to 2.9 g/cc (Figure 18).  ReedLeyton has also divided the bulk density determinations by domain. The mean of the mineralization of 2.83 g/cc was used for the estimate (Figure 23).  The density determinations were calculated wet and dry weight volume determinations. Figure 22 confirms that the majority of the determinations average 2.7 t/m3.  The average for the waste rock determinations was 2.67 t/m3

Reed Leyton Consulting	Tasman Metals Ltd

Figure 22: All 458 bulk density determinations, Olserum

Figure 23: Domain ‘RM’  bulk density determinations

Reed Leyton Consulting	Tasman Metals Ltd

13.           MINERAL PROCESSING AND METALLURGICAL TESTING

Minpro AB (www.minpro.se) is a Swedish production and consulting company working with research and process development in the field of minerals, mining and recycling. Minpro are well equipped for handling and dressing of ores and minerals. In 2005, Minpro was asked to conduct bench scale concentration tests on a composite sample from Olserum. The aim was to investigate the possibility to make a pre-concentrate, thus substantially lower the tonnage needed to be transported for further processing.

The tests included two attempts with gravimetric concentration at bench scale. A 23 kg composite sample of quarter core from four drill holes was crushed to -5 mm in jaw and cone crushers. The first test was done using a Mozley separator (comparable to a shaking table) and the procedure was as follows.

One representative sample of 1 kg was ground to -300 μm. The sample was passed through a weak magnetic separator to remove the magnetite.  The non magnetic portion was screened into one fine grained and one coarse grained fraction at 106 μm.  The two fractions were then separated gravimetrically on a Mozley-separator in order to recover the heavy minerals.

When combining the two fractions (coarse and fine) a concentrate of 14% of the total mass grading 5.5% rare earth oxide, recovering 76% of the REE’s was produced. The concentration of the fine grained fraction yielded a concentrate of 4.5% of the total mass grading 13.7%, recovering 59% of the REE’s.

The second test used a Falcon centrifuge as a gravimetric separator. The 1 kg sample was ground to -300 μm. The total sample was then separated in the centrifuge. Due to the lack of previous separation into fractions, the method performed poorly.

Reed Leyton Consulting	Tasman Metals Ltd

14.           MINERAL RESOURCE ESTIMATES

The Mineral Resources estimated and disclosed herein supersede the Historic Mineral Resources as quoted in Section 6 above and apply current practices and assumptions.

Resource Data

Drilling Data

•	Thirty Six (36) diamond drill holes totalling 6,127.1m drilled into the Olserum area in 2003- 2005 and 2012.

•
Data relating to the collar locations, drill collar orientations and drill hole surveys were sighted by the Geoff Reed in sections and plans of the day.  Individual hard copy data of down hole surveys or assays were sighted.

•	Geoff Reed inspected the area with the Issuer’s personnel and was able to locate many 2012 drill hole collars, and selected 2003 -2005 collars.

•
Due to the locally high magnetic disturbance Tasman used instead the Reflex GYRO tool with station readings every 3 m for the 2012 drilling program. Four of the five drill holes were surveyed. OLR12005 could not be surveyed due to a blockage in the hole. Tasman also re-surveyed 11 of the total 15 historic holes in order to get better quality data. Two of the historic drill holes are missing (OL0510 and OL0516) and could not be surveyed and another two drill holes (OL0511 and OL0519) could not be surveyed due to plugged holes. So in total 15 out of 20 drill holes that make up the Mineral Resource are GYRO surveyed.

•
All drill core for Eighteen (18) in Resource diamond drill holes has been located by the Issuer’s staff in Granna, Sweden. Core from 11 holes has been inspected by Geoff Reed including 1 twin hole OLO0514.

•	Eighteen (18) diamond drill holes were included in the current mineral resource estimation. Twin Holes not included in the resource calculation included OLO0514 and OLO0403.

Table 17 - Olserum Drilling Database Summary
Hole Type	Database
	Drill holes
	Series	Number	Metres
DD	OL	28	4792.9
DD	DJU	3	337.2
DD	OLR	5	997.0
Total		36	6127.1

Reed Leyton Consulting	Tasman Metals Ltd

Table 18 - Olserum In Resource Drilling  Summary

Hole Type	Database
	Drill holes
	Series	Number	Metres
DD	OL	13	2543.9
DD	OLR	5	997.0
Total		18	3540.9

Database Integrity

•	Capture of digital data was completed by the Issuer’s staff. Hard copy data has been verified and all data is stored in a database and managed by the Issuer.
•	Drilling data from drill programs were transferred in digital format by the Issuer’s staff.
•
Digital data has been both randomly and systematically checked by the author and shown to be correct using a number of checks listed below.  Assay data in original laboratory sheets has not been sighted from the 2003-2005 drilling program.

•	Digital data used in the current study has been checked and found to be accurate using the following checks.

o	Check for duplicate collars.
o	Check for twin holes. Two twin holes.
o	Check for statistically anomalous down-hole surveys.
o	Check for overlapping assays
o	Check for zero-length assays
o	Checks for holes bottomed in ore
o	Check for assay values successively the same.
o	Check for assay spikes.

•
The digital data was compiled directly into Microsoft Excel by the Issuer, validated in Microsoft Access and exported into a csv format. The database was then imported into Maptek Vulcan software in the csv format.

•
The database for Olserum was condensed to Twenty (20) drill holes, which provided the verified information for compositing (specifically the collar, Survey, lithology and assay tables). The database included drill holes with recorded collar elevation.

Drill Spacing

•	Thirty two (32) drill holes for 6,127.7m of diamond drilling were drilled at Olserum. 20 drill holes intersected mineralisation and were subsequently assayed.
•	Hole spacing was completed on a 40 metre by 40 metre drill pattern.
•	For wire framing purposes 291 degrees strike was considered the optimal orientation. Strike of mineralisation varied from 280 degrees to 300 degrees
•	Polygons were created every 40m through the twenty 20 resource drill holes at the project.

Reed Leyton Consulting	Tasman Metals Ltd

Drilling Orientation

•	Holes have been drilled mostly at two orientations 20 degrees and 200 degrees at Olserum.
•	Due to the amount of drilling and orientation, the true thickness is generally considered to be 80% of drilled thickness.
•	The likelihood that mineralisation is developed in an orientation other than that interpreted is considered to be low.

Chemical Analysis

•	A total of 2262 samples from 36 drill holes were analysed in total at Olserum for diamond drill holes.
•	A total of 1737 samples from 18 drill holes were analysed in total at Olserum for diamond drill holes with the current resource estimation.
•
All samples taken during Tasman’s 2012 diamond drilling program at Olserum were analyzed at ALS Chemex in Vancouver, Canada using the ME-MS81 method as described below. Rare earth rich samples that exceeded the reporting limit of the ME-MS81 method were further assayed by ICP-MS method ME-MS81h. A total of 8 of the samples were re-analyzed for rare earths.

•
The analytical specification for the ME-MS81 method is: A prepared sample (0.200 g) is added to lithium metaborate flux (0.90 g), mixed well and fused in a furnace at 1000°C. The resulting melt is then cooled and dissolved in 100 mL of 4% HNO3 / 2% HCl solution. This solution is then analyzed by inductively coupled plasma - mass spectrometry.”

Sample Length

•	All holes drilled at Olserum were sampled with an average of one (1) metre intervals. Check sampling by the Issuer at the request of the author used identical sample intervals.
•	Composites of the drill hole assays are generated using Maptek Vulcan software with run lengths of 1 metre.
•	These composites honour the geological wireframes. Checking was undertaken by generating an Isis file and visually inspecting the result of the composite.
•	Specific components of the compositing include
o	Run Lengths of 1 metre;
o	Data Fields for all REEs were composited;
o
The composite file was then applied a tag for each composite with the character (gr(a to d) and rm(a to f)) in the ‘bound’ column. This new composite isis file was called olrrmgrsc.feb.isis and used in the estimation process.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 24:- Histogram of raw Sample Lengths for Olserum

Table 19- Summary Statistics all drillholes

UNCUT

Table 20- Summary Statistics all Mineralised domains (RM)

UNCUT

Reed Leyton Consulting	Tasman Metals Ltd

Relative Density

•	Using the bulk density (“BD”) density default function of Vulcan, the variable BD was populated.
•
The value 2.82 was run according to density test work by the Issuer previously attributed to various assays within the geology database. The author has created a file with an average BD taken between various TREO % grades within the resource. A value of 2.67 was attributed to waste blocks outside the resource.

Geological Model

•	Mineral Resources has been calculated by the author on the bearing of 291 degree strike.
•	The project was drilled within an area approximately 400m x 100-150m.
•	The mineralization was intersected on all the drilling sections and is so far known to at least a depth of 250m below the surface.
•	Mineralization strikes NW-SE and dips varies between 70 and 85 degrees to the NE.
•	Mineralization is present as six main mineralized bodies.
•	Two block model were constructed, named olr_feb13.bmf and olr_feb13_ok.bmg. The parameters used in the setup file olr_feb13.bdf for Olserum.
•
The block model was created using the one bdf file. This original block model contained only default values except for the variable domain, which was populated in relation to the six mineralized wireframes and four waste (granite) wireframes in which the blocks resided in.

•	A rotation of 21 Bearing, 0 Plunge and 0 Dip was applied.
•	Parent block size was 5m x 20m x 10m with sub blocks at 1m x 4m x 2m, with the mineralization limited to 5m X 20m x 10m.
•	The variables include the type and their default values before estimation.

Reed Leyton Consulting	Tasman Metals Ltd

Figure 25:  Mineral Resource Cross Section. Olserum

Olserum Mineralised Domains

Diamond Drilling
Mineralised Domains
Triangulation
C:\vul_olr 82\rlc_msed_sections_s2.00t

Scale
100m

TASMAN METALS
Olserum IsometricSection
February 2013
Isometric View

Wire Framing

•	Using the above drill hole data, wireframing of the geological boundaries were performed by joining digitized section outlines at a 40m spacing.
•	The digitized sections are snapped to drill holes within +/-20m influence using litholgical boundaries for wireframe domains at Olserum.
•	Vertical plane sections were digitised at 200 degree orientation at 40 m spacing. There is sufficient evidence for continuity of the mineralised envelope between sections.
•	All modeled wireframes were checked in plan, cross section, long section and 3D rotated views
•	All geological wireframes were checked for crossing, inconsistencies and closure.

Table 21: - Olserum Mineralised Domains and Granite Domains

Type	Wireframes	Domains
Mineralised	rlc_msed_sections1-6	Rma-Rmb-RmcRmd-Rme-Rmf
Granite	rlc_granite_sectionsP1-4	Gra-Grb-Grc-Grd

Grade Interpolation

•
Grade interpolation was undertaken using inverse distance and ordinary kriging defined by the domain wireframes. The allocations of composites were calculated using a hard boundary at the domain wireframes.

•	Using Maptek Vulcan’s Estimation Editor the grade estimation was run for Olserum. Variables were populated using one single search ellipses with no cutoff to the mineralized domains.

Reed Leyton Consulting	Tasman Metals Ltd

•	Constant parameters used in this block definition file (bdf) and block estimation file (bef) include:

Table 22:- Olserum Block Model Parameters

Model Name	olr_feb13_ok.bmf
	X	Y	Z
Origin	580,300	6,423,550	0
Offset	400	560	400
Block Size (Sub-blocks)	5 (1)	20 (4)	10 (2)

Reed Leyton Consulting	Tasman Metals Ltd

Figure 26:  Mineral Resource Cross Section. Olserum

25
75
125
175
50
0
-50
-100
-150
Tasman Metals Ltd
OLSERUM
SectionF
OL0513
OLR12002
OL0512
0
10
20
40

Reed Leyton Consulting	Tasman Metals Ltd

Table 23:- Block Model Parameters for all Block Models

Rotation	21 degrees
Attributes:
Treo	Total Rare Earth Oxide
Lreo	Light Rare Earth Oxide
Hreo	Heavy Rare Earth Oxide
Zr02	Zirconium oxide
Yt203	Yttrium oxide
U_ppm	U in ppm
H_pct	H in ppm
La203, Ce203, Pr203, Nd203, Sm203, Eu203, Gd203,	La oxide,Ce oxide,Proxide,Nd oxide,Sm oxide,Eu oxide,Gd oxide,
Tb203, Dy203, Ho203, Er203, Tm203, Yb203, Lu203	Tb Oxide,Dy Oxide,Ho Oxide,Er Oxide,Tm Oxide,Yb Oxide, Lu Oxide
Th_ppm	Th in ppm
samdis	Average distance to samples
nodrill	Number of Drillholes
Pass	1=interpolated in first pass, 2=2nd pass, 3=3rd pass,
numsam	Number of samples used for block grade interpolation
bd	Bulk density
mintype	Mineralisation Domain
category	Measured = 1, indicated = 2, inferred = 3

Table 24:- Search Parameters for Olserum
Pass	Min Sample	Max Sample	Distance
1	10	40	100
2	5	40	200
3	2	80	300

Table 25:- Estimation Parameters for Olserum
Domain	Strike	Dip	Plunge	Major	SemiMajor	Minor	Discretisation
Rma-f	21	18	0	5	2	1	4x:4y:2z

Reed Leyton Consulting	Tasman Metals Ltd

Figure 27:  Olserum Log Histogram for TREO (ppm)

Figure 28:  Olserum Log Probabilty Plot for TREO (ppm)

Reed Leyton Consulting	Tasman Metals Ltd

Figure 29:  Olserum Dip Plane Continuity Plot for TREO (ppm)

When the mineralised Domain is coded for TREO and the data analysed there is interpreted to be one major population of data. Continuity analysis displays a reasonable fit of the model in the major and semi major axis direction however the minor axis could not be fitted with a reasonable model, figures 30 and 31.

Figure 30:  Olserum Variogram Plot for TREO (ppm)

Reed Leyton Consulting	Tasman Metals Ltd

Figure 31:  Olserum Directional Variogram Plot for TREO (ppm)

Minimum Width

•	No minimum width has been applied in the estimation of the Olserum Mineral Resources.

Cut off Grade

•	No grade cut off has been applied to the Mineral Resource estimation.

Additional Variables

Once the estimations had run, a number of additional variables were added or calculated. These variables included:

•
The category variable, category. A script, resourcecatflagged.bcf was run on the block model. This script looked at the nearest neighbor distance variable (“samdis”). If samdis was >0, then the category variable was set to inf (inferred). This variable was used to classify the resource.

•
Using the BD density calculation function of Vulcan the variable bd was populated. The script was run according to density test work by the Issuer previously attributed to various assays within the geology database. The author has created a script file with an average BD taken between various TREO grades.

Mining Assumptions

•	No assumptions have been made as to future mining methods, dimensions or dilution.

Reed Leyton Consulting	Tasman Metals Ltd

Metallurgical Assumptions

No assumptions have been made as to the metallurgical behaviour of mineralization.

Mineral Resource Estimate

This Mineral Resource estimate has been prepared in accordance with the CIM Definition Standards of June 2011 (became law) or November 27 2010 (published). The classification of the resource at the appropriate levels of confidence are considered appropriate on the basis of drill hole spacing, sample interval, geological interpretation and all currently available assay data.

Mineral Resources were modeled by ReedLeyton Consulting applying six different total rare earth oxide (TREO) cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Table 26 - and 27 ). At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO both with 34% of the TREO being the higher value HREO (heavy rare earth oxide).  Table 28 and Table 29 provide the grade averages for rare earth oxides at the various cut-offs.

Table 26: Indicated Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3	Y2O3	Ce2O3	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	0.029	0.180	0.270	794,791
0.6	1.7	0.78	32.9	0.026	0.161	0.241	1,208,894
0.5	3.0	0.68	33.3	0.023	0.142	0.213	1,695,737
0.4	4.5	0.60	33.9	0.021	0.128	0.194	2,076,567	BASE CASE
0.3	6.3	0.53	34.4	0.019	0.115	0.176	2,381,878
0.2	7.7	0.48	34.5	0.017	0.104	0.166	2,505,535

Table 27: Inferred Resource Estimate for the Olserum Deposit.

TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3	Y2O3	Ce2O3	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	0.029	0.167	0.270	794,791
0.6	1.6	0.77	32.5	0.026	0.155	0.241	1,208,894
0.5	2.5	0.69	33.6	0.024	0.145	0.213	1,695,737
0.4	3.3	0.63	33.7	0.022	0.132	0.194	2,076,567	BASE CASE
0.3	4.2	0.57	33.9	0.020	0.121	0.176	2,381,878
0.2	4.7	0.54	33.9	0.019	0.113	0.166	2,505,535

The calculated tonnage figures are literal, whereas the accuracy of the technique suggests that the values should be rounded to better reflect the order of accuracy. Hence the author has rounded the mineralisation tonnage to the nearest ten thousand tonnes as shown on Table 26 and 27.

Reed Leyton Consulting	Tasman Metals Ltd

Table 28: The Indicated Resource Estimate grade averages for all of the rare earth oxides at the various cut-offs for the Olserum Deposit.

TREO % Cut- off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.125	0.281	0.034	0.131	0.029	0.001	0.029	0.005	0.029	0.006	0.017	0.002	0.015	0.002	0.180
0.6	0.109	0.244	0.030	0.115	0.026	0.001	0.026	0.004	0.026	0.005	0.015	0.002	0.014	0.002	0.161
0.5	0.094	0.212	0.026	0.100	0.023	0.001	0.023	0.004	0.023	0.005	0.014	0.002	0.012	0.002	0.142
0.4	0.083	0.186	0.023	0.088	0.020	0.001	0.021	0.004	0.021	0.004	0.012	0.002	0.011	0.002	0.128
0.3	0.072	0.163	0.020	0.077	0.018	0.000	0.018	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.115
0.2	0.065	0.147	0.018	0.070	0.016	0.000	0.017	0.003	0.017	0.004	0.010	0.001	0.009	0.001	0.104

Table 29: The Inferred Resource Estimategrade averages for all of the rare earth oxides at the various cut-offs for the Olserum Deposit.

TREO % Cut- off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.118	0.270	0.033	0.129	0.030	0.001	0.029	0.005	0.029	0.006	0.016	0.002	0.014	0.002	0.167
0.6	0.105	0.241	0.030	0.115	0.027	0.001	0.026	0.005	0.026	0.005	0.015	0.002	0.013	0.002	0.155
0.5	0.093	0.213	0.026	0.102	0.024	0.001	0.024	0.004	0.024	0.005	0.014	0.002	0.012	0.002	0.145
0.4	0.084	0.194	0.024	0.093	0.022	0.001	0.022	0.004	0.022	0.005	0.013	0.002	0.011	0.002	0.132
0.3	0.077	0.176	0.022	0.084	0.020	0.000	0.020	0.003	0.020	0.004	0.012	0.002	0.010	0.001	0.121
0.2	0.072	0.166	0.020	0.079	0.018	0.000	0.019	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.113

Notes:
1	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample by Swedish consultants Minpro AB in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.  This un-optimized result is extremely encouraging and further metallurgical testing is now being scoped.

4
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consultants Pty Ltd, and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.  A Technical Report with the estimate will be filed on SEDAR within 45 days.

5
The resource estimate has been classified as an Indicated and  Inferred Resource based on the distance-space between sample data within the current deposit outline. Variograms were obtained from the variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

6
The resource estimate is based on:
-  A database of 31 drill holes totalling 5,297m of diamond drilling completed by Tasman and the previous owner IGE  since 2004 where samples were composited on 1m lengths.  All Assays by Tasman and IGE were completed at ALS Chemex’s Vancouver Laboratory.
-  Specific gravity (SG) has an overall mean of 2.70 g/cc from 458 SG readings. The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate
-  Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).
-  Metallurgical test work at Olserum is in progress and no information was available at the time of this resource calculation.

Reed Leyton Consulting	Tasman Metals Ltd

The drill-defined Mineral Resource at Olserum begins at surface and is open at depth and to the east.  The resources comprise six parallel bodies of mineralization, with lower grade intervening material, trending approximately east-west and dipping steeply to the north. Host rock to mineralization is a biotite and amphibole bearing foliated quartzite, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

Discussion

•	Mineral Resources has been calculated by the author on the bearing of 291 degree strike.
•	The project was drilled within an area approximately 400m x 100-150m.
•	The mineralization was intersected on all the drilling sections and is so far known to at least a depth of 250m below the surface.
•	Mineralization strikes NW-SE. and dips varies between 70 and 85 degrees to the NE.
•	Mineralization is present as six main mineralized bodies.
•	The sample spacing is approximately 40m x 40m x 1.0m.
•	No mining parameters are attached.
•	The mineralization is remains open laterally and at depth.

NI43-101 Compliance

Following the enclosed audit of historical data, Tasman data, the compiled Tasman drilling database and the subsequent calculation of Mineral Resources, the quoted Mineral Resources at  Olserum are subdivided into CIM-compliant indicated and inferred categories on the basis of the close density of drilling, checked grades and inter-hole continuity.

It is the opinion of the author that this Mineral Resource estimate for Olserum satisfies the definitions Indicated and Inferred Mineral Resources as per the CIM Definition Standards of November 2010.

Table 28: Olserum  grade and cumulative tonnage at various cut off grades
Cutoff Grade %	Indicated and Inferred Tonnes (Mt)	Grade TREO %
0.0	13,3	0.45
0.1	13,2	0.48
0.2	12,4	0.50
0.3	10.5	0.55
0.4	7.8	0.61
0.5	5.5	0.68
0.6	3.3	0.77
0.7	1.9	0.87
0.8	0.9	0.98
0.9	0.6	1.06
1.0	0.3	1.18
1.1	0.2	1.26
1.2	0.1	1.33

Reed Leyton Consulting	Tasman Metals Ltd

Figure 32:  Olserum  grade and cumulative tonnage at various cut off grades

Table 29: Olserum – Drillholes and intervals Used in Resource Calculation
Project	Hole Number	From (m)	To (m)	Interval (m)	TREO (%)
Olserum	OL0510	167.55	190	22.45	0.289
Olserum	OL0512	99.2	139.5	40.3	0.414
Olserum	OL0513	173.44	247.6	74.16	0.661
Olserum	OL0515	184.4	242	57.6	0.605
Olserum	OL0516	90.6	141.3	50.7	0.433
Olserum	OL0517	172.9	207.7	34.8	0.3
Olserum	OL0518	172	204.9	32.9	0.256
Olserum	OL0519	88.85	127.75	38.9	0.504
Olserum	OLR12001	95.9	151.32	55.42	0.503
Olserum	OLR12002	131.46	210.85	79.39	0.701
Olserum	OLR12003	166.9	239.15	72.25	0.556
Olserum	OLR12004	94.8	154.3	59.5	0.702
Olserum	OL0512	141.7	162	20.3	0.203
Olserum	OL0513	257	264.05	7.05	0.532
Olserum	OL0515	247.2	257.94	10.74	0.385
Olserum	OL0516	145.05	146.38	1.33	0.886
Olserum	OL0517	232.65	246	13.35	0.404
Olserum	OL0518	220.75	243	22.25	0
Olserum	OL0519	140.85	153.75	12.9	0.335
Olserum	OLR12001	151.85	161.85	10	0.178

Reed Leyton Consulting	Tasman Metals Ltd

Olserum	OLR12002	213.84	234.64	20.8	0.75
Olserum	OLR12003	239.95	250.6	10.65	0.319
Olserum	OLR12004	159.6	175.8	16.2	0.303
Olserum	OL0401	11.5	77.85	66.35	0.502
Olserum	OL0510	152	166.5	14.5	0.455
Olserum	OL0512	86.5	89.35	2.85	0.312
Olserum	OL0513	126.9	150.64	23.74	0.767
Olserum	OL0515	160.15	172.47	12.32	0.498
Olserum	OL0516	73	83.8	10.8	0.938
Olserum	OL0517	132	144	12	0.198
Olserum	OL0518	138	152	14	0.073
Olserum	OL0519	73.5	76	2.5	0.626
Olserum	OL0520	141	158.85	17.85	0.183
Olserum	OL0521	181.9	186.34	4.44	0.026
Olserum	OLR12001	75	95.34	20.34	0.916
Olserum	OLR12002	126.14	129.71	3.57	0.433
Olserum	OLR12003	151.1	162.15	11.05	0.662
Olserum	OLR12004	91.3	92.5	1.2	1.228
Olserum	OL0401	82.8	89.45	6.65	0.362
Olserum	OL0507	66.78	96.3	29.52	0.523
Olserum	OL0510	96.55	143	46.45	0.54
Olserum	OL0511	29.85	65.92	36.07	0.83
Olserum	OL0512	41.5	58.3	16.8	0.518
Olserum	OL0513	114	123.9	9.9	0.917
Olserum	OL0515	132	152.4	20.4	0.319
Olserum	OL0516	55.36	73	17.64	0.861
Olserum	OL0517	114.43	122.05	7.62	0.168
Olserum	OL0518	117.85	122.85	5	0.261
Olserum	OL0519	43.75	51.6	7.85	0.165
Olserum	OL0520	81.2	129.8	48.6	0.418
Olserum	OL0521	127	165.05	38.05	0.451
Olserum	OLR12001	57.26	75	17.74	0.629
Olserum	OLR12002	83.11	107.2	24.09	0.695
Olserum	OLR12003	125.3	147.15	21.85	0.573
Olserum	OLR12004	66.2	67.45	1.25	0.46
Olserum	OLR12005	49	123	74	0.369
Olserum	OL0517	250.9	256.4	5.5	0.371
Olserum	OL0518	248.395	249.8	1.405	1.227
Olserum	OL0519	160.35	162.4	2.05	1.253
Olserum	OLR12004	176.9	179.9	3	0.34
Olserum	OL0515	118.85	124.75	5.9	0.34
Olserum	OL0517	106.35	109.55	3.2	0.153
Olserum	OL0518	111.75	114.55	2.8	0.776
Olserum	OL0519	39.65	42.15	2.5	0.274
Olserum	OLR12004	48	56.15	8.15	0.416

Reed Leyton Consulting	Tasman Metals Ltd

15.           MINERAL RESERVE ESTIMATES

There are no NI 43-101 mineral reserve estimates available to, or commissioned by the issuer.

16.           MINING METHODS

There are no mining method studies available to, or commissioned by the issuer.

17.           RECOVERY METHODS

The project is of advanced exploration stage, and recovery methods have not been considered to date.

18.           PROJECT INFRASTRUCTURE

There is no infrastructure on site that is project – specific.

19.           MARKET STUDIES and CONTRACTS

No Market Studies or Contracts exist for the Olserum Project

Reed Leyton Consulting	Tasman Metals Ltd

20.	ENVIRONMENTAL STUDIES. PERMITTING and SOCIAL or COMMUNITY IMPACT

Environmental Permitting Requirements

The Swedish Environmental Code is a combined code which contains general requirements for the environment, land and water use, environmental impact assessments. The code also enables European Directives e.g. the water frame work directive to be incorporated into Swedish law. The code also regulates areas of national interest including Natura 2000 areas, reindeer herding and mineral deposits. The ESIA chapter in the code summarizes the legal requirements for an EISA. More information can be found in sub-decrees from different authorities. The Swedish legislation requires the applicant to undertake an environmental (and social) assessment (in Swedish “MKB”) at two different stages during the development of a mining project.

The first MKB is produced when applying for an exploitation concession in accordance with the Minerals Act (SFS 1194:45) from the Mining Inspectorate of Sweden (“Bergsstaten”). Although the exploitation concession follows the Minerals Act a MKB must be performed according to the requirements of the Swedish Environmental Code (1998:808). The produced MKB however, is to some extent simplified, e.g. no alternatives are needed to be presented or explored. The emphasis of the MKB is only to demonstrate that there are no obvious conflicts and that mining operation is possible with a minimum of impact on the surrounding land uses. The assessment is based on early project design information (“PEA” information). When granted, the company gets the sole right to the deposit for 25 years which at the end of the period may be extended further. Stakeholders also have the right to appeal to a higher court. Stakeholder consultation is in general not required but is recommended, and the County Administrative Board as well as the local municipalities (local environmental authorities) will provide comment on the MKB. Approval of the exploitation concession is required prior to submitting an application for an environmental permit to mine (“extraction permit”) to the Land and Environmental Court (In Swedish “Mark och miljödomstol”).

The environmental permit application, under the terms of the Environment Code (SFS 1998:808), also requires an MKB. But an extended one, which is based on a more defined (definite) project description (“PFS” or “FS” level) than the MKB prepared for the exploitation concession application. Several alternative ways of mining, TMF designs and locations etc. must also be evaluated and described as well as transportation and processing options, noise and vibration etc. The environmental permit application must also be followed by a technical description which describes the future operations in detail. Again, the application is evaluated by the Swedish Land and Environmental Court with input from various regulatory authorities, the County Administrative Board, Municipalities, Swedish EPA etc. Stakeholder consultation is required during the application process. Once granted, mining operations can be started. Stakeholders also have the right to appeal the permit to a higher court.

Reed Leyton Consulting	Tasman Metals Ltd

21.           CAPITAL and OPERATING COSTS

No capital or operating costs have been provided by the issuer.

22.           ECONOMIC ANALYSIS

No economic analysis has been provided by the issuer.

23.           ADJACENT PROPERTIES

There are no known operators of any directly adjacent property or locally adjacent properties.

24.           OTHER RELEVANT DATA and INFORMATION

There is no other relevant data or information relating to the Olserum Project.

25.           INTERPRETATION and CONCLUSIONS

The following interpretations and conclusions have been made on the Olserum deposit from the findings of the Technical Report:

•	The deposit has resources of sufficient quality that warrants additional investigation.
•
A Mineral Resource estimate using an Ordinary Krieged interpolation method was completed by ReedLeyton. The Mineral Resource estimate in this Technical Report is reported using cut off grades which are deemed appropriate for the style of mineralization and the current state of the Mineral Resources.

•
ReedLeyton considers the estimated Mineral Resource to be in accordance with NI 43-101 Guidelines for Resource Estimates. Of importance for mine planning, the model accommodates in situ and contact dilution but excludes mining dilution. Block size is similar (1 x 5 x 2 meters) to expected small-mining units conventionally used in this type of deposit and appropriate for an open pit mine.

•
It is the opinion of the author that the Mineral Resources estimates for Olserum satisfy the definition of Mineral Resource as per the CIM Definition Standards of June 2011(became law) or November 27 2010(published).

•	Potential for increasing of the Mineral Resources are good with mineralization open down dip, which requires further drilling to investigate potential.

Reed Leyton Consulting	Tasman Metals Ltd

26.           RECOMMENDATIONS

The recommendations provided here are based on observations in the Mineral Resource estimate detailed in Section 14.

ReedLeyton recommends that Tasman complete in-fill drilling to increase the Mineral Resource confidence categorization of areas currently defined as Indicated to Measured. ReedLeyton estimates an additional 3000 m of in-fill and extensional drilling would be recommended, tightening the drill spacing to 20m sections and infilling some sections to 20m spacing to confirm inter-hole continuity in and around faulted zones.  Deep drilling to ascertain the depth of the Olserum is also recommended.

Table 30: Olserum Follow Up Program
FOLLOW UP DRILLING	UNITS	COST (CAD)
10 x 300m DDH on infill sections	$120/m	$360.000
Geology, Logging, core cutting, support		$200.000
TOTAL		$560.000

27.           REFERENCES

•	IGE Nordic AB, The RARE EARTH DEPOSIT OF OLSERUM SWEDEN, 2007
•	Gustavsson, Bo., 1990. Sällsynta jordartsmetaller I Sverige. SGU report, BRAP 90024.
•	Gustavsson, Bo., 1991. Sällsynta jordartsmetaller, regional fältkontroll 1991 av arkivuppslag. SGAB report PRAP 91047.
•
Kleinhanns, I.C., Fischer-Gödde, M., Hansen, B.T., 2012. Sr-Nd isotope and geochemical characterisation of the paleoproterozoic Västervik formation (Baltic Shield, SE-Sweden): a southerly exposure of Svecofennian metasiliciclastic sediments. International Journal of Earth Sciences 101, pp. 39-55.

•	Löfvendahl, R., Åkerblom, Gustav., 1976. Uranprospektering I Västerviksområdet. SGU Report, BRAP 87003.
•	Rydberg, Sten., 1972. Uranmineraliseringar i trakten av Västervik. SGU report.
•	Sultan, L., Plink-Björklund, P., 2006. Depositional environments at a Paleoproterozoic continental margin, Västervik Basin, SE Sweden. Precambrian Research 145, pp. 243-271.

Internal reports

•	Bachmann, K., Höfig, T., Gutzmer, J., 2013. Characterisation of heavy REE mineralization in the Olserum Prospect, southern Sweden. Report prepared for Tasman by Freiberg University, Germany.
•	IGE, 2007. The Rare Earth Deposit Olserum Sweden. IGE Nordic internal report.
•	Minpro AB, 2005. Indicative tests to pre-concentrate rare earth metals. Minpro report 6635.

Reed Leyton Consulting	Tasman Metals Ltd

Geoff Reed. B App Sc . MAusIMM (CP)
PO Box 6071 Dural NSW Australia 2158
Ph: +61 2 9654 0001                             Mob: +61 419 202 619                   Email: geoff@reedeyton.com

CERTIFICATE OF AUTHOR

I. Geoffrey Charles Reed. B App Sc. MAusIMM (CP) do hereby certify that:

1.	I am currently employed as the Principal of:
ReedLeyton Consulting
PO Box 6071
Dural 2158
NSW Australia

2.	I graduated with a degree in Geology with a Bachelor of Applied Science from the University of Technology. Sydney. NSW. Australia. awarded in 1997.

3.	I am a Member of the Australasian Institute of Mining and Metallurgy since 1998.

4.	I have worked as a geologist for a total of over 15 years since my graduation from University.

5.
I have read the definition of  “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education. affiliation with a professional association (as defined in NI 43-101) and past relevant work experience. I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

5.
I am responsible for the preparation of all sections of this technical report. which is based in large part on examination of the material presented to me by Tasman Metals Limited during June 12. 2012 to October 20. 2012. I visited the Olserum deposit on June 12 to 13. 2012.

Reed Leyton Consulting	Tasman Metals Ltd

First hand impressions about the style of mineralisation are based on examinations of drill core from representative drill holes during June 12 to 13. 2012.

6.	I have had no prior involvement with the properties which are the subject of this Technical Report.

7.
I am not aware of any material fact or material change with respect to the subject matter of this Technical Report which is not reflected in the Technical Report. The omission to disclose which would make this Technical Report misleading.

8.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1. And this Technical Report has been prepared in compliance with that instrument and form.

10.
I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them. Including electronic publication in the public company files on their websites accessible by the public. Of this Technical Report.

Reed Leyton Consulting	Tasman Metals Ltd